SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: August 15, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the Second Quarter 2006 Financial Report, which appears immediately following this page.

Financial Reporting

Second Quarter 2006 Report
15 August 2006

UBS Financial Highlights

UBS income statement
	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Net profit attributable to UBS shareholders	3,147	3,504	2,147	(10)	47	6,651	4,772

Diluted earnings per share (CHF) [1]	1.51	1.69	1.01	(11)	50	3.21	2.24

Basic earnings per share (CHF) [1]	1.58	1.78	1.05	(11)	50	3.36	2.35

Return on equity attributable to UBS shareholders (%) [2]						31.4	28.2

Performance indicators from continuing operations

Diluted earnings per share (CHF) [1]	1.48	1.54	0.98	(4)	51	3.03	2.14

Return on equity attributable to UBS shareholders (%) [3]						29.6	26.9

Financial Businesses [4]

Operating income	12,057	12,380	9,089	(3)	33	24,437	18,900

Operating expenses	8,017	8,405	6,421	(5)	25	16,422	13,141

Net profit attributable to UBS shareholders	3,032	3,048	2,111	(1)	44	6,080	4,538

Net profit attributable to UBS shareholders from continuing operations	3,032	3,048	2,010	(1)	51	6,080	4,317

Cost / income ratio (%) [5]	66.7	68.4	71.2			67.5	70.3

Net new money (CHF billion) [6]	36.3	48.0	31.0			84.3	66.2

Personnel (full-time equivalents)	71,882	70,210	69,200	2	4

UBS balance sheet & capital management
	As at			% change from
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Balance sheet key figures

Total assets	2,176,675	2,173,218	2,091,062	0	4

Equity attributable to UBS shareholders	45,465	47,850	38,002	(5)	20

Market capitalization	140,729	150,663	108,193	(7)	30

BIS capital ratios

Tier 1 (%) [7]	12.2	12.9	12.2

Total BIS (%)	14.3	14.1	13.9

Risk-weighted assets	315,924	311,827	300,636	1	5

Invested assets (CHF billion)	2,657	2,766	2,518	(4)	6

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.   2 Net profit attributable to UBS shareholders year to date (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable).   3 Net profit attributable to UBS shareholders from continuing operations year to date (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable).   4 Excludes results from industrial holdings.   5 Operating expenses / operating income less credit loss expense or recovery.   6 Excludes interest and dividend income.   7 Includes hybrid Tier 1 capital. Please refer to the BIS capital and ratios table in the capital management section.

All share and earnings per share figures in this report, unless otherwise indicated, reflect the 2-for-1 share split made on 10 July 2006.

Second Quarter 2006 Report
15 August 2006

Financial Calendar

Publication of Third Quarter 2006 results	Tuesday, 31 October 2006

Publication of Fourth Quarter 2006 results	Tuesday, 13 February 2007

Annual General Meeting	Wednesday, 18 April 2007

Publication of First Quarter 2007 results	Thursday, 3 May 2007

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Hotline: +41 44 234 4100	email: sh-investorrelations@ubs.com	Internet: www.ubs.com/investors

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Media Relations

Hotline: +41 44 234 8500	email: mediarelations@ubs.com	Internet: www.ubs.com/media

Interactive Second Quarter 2006 Report

An interactive version of this report can be viewed online in the Second Quarter 2006 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Second Quarter 2006 Report
15 August 2006

Letter to shareholders

Dear shareholders,

The sudden decline in equities in the middle of May, after a strong start to the quarter, provided a valuable reminder of the risks that are inherent in financial markets. UBS’s performance, despite the market reversal, was strong. Net profit attributable to you, our shareholders, including industrial holdings, was CHF 3,147 million in second quarter. Financial businesses contributed CHF 3,032 million to the total. This result was down a marginal 0.5% from first quarter, our all-time high, and 43.6% higher than the same period a year earlier.

Fee income comprised more than half of overall income in second quarter. Asset-based revenues, such as fees from investment funds or portfolio management, continued to benefit from the high levels of invested assets. Performance fees rose compared with a year earlier, although in the alternative and quantitative investments area of the asset management business they declined from first quarter. Underwriting fees were at a record on growth in equity underwriting across the globe. In investment banking, we did especially well in Asia, including acting as joint global coordinator and bookrunner in the initial public offering of the Bank of China. Corporate finance fees were up from the same period a year earlier in a brisk merger and acquisitions environment. Brokerage fees from institutional and private clients rose, with activity being especially vigorous at the beginning of the quarter.
Revenues from trading activities rose in all products from a year earlier. In equities, the rise was led by derivatives and the expansion of prime brokerage. Fixed income saw increases in mortgage-backed securities and derivatives. Foreign exchange trading revenues also rose.
Performance was further helped by gains on the disposal of financial investments held in the Investment Bank.
Our cost/income ratio improved to 66.7%, down from 71.2% in second quarter 2005. We achieved this by growing revenues faster than costs, even though we continued to invest in our infrastructure and the development of new products and services. Personnel expenses rose in line with revenues, and staff levels rose in all our businesses and in all regions. We hired both client-facing personnel and specialists in support functions. General and administrative expenses also rose. This was mostly because of the year earlier release of provisions although it was also due to increased spending related to higher business volume.
Annualized return on equity for the first half of 2006 was 29.6%, up from 26.9% in the same period a year earlier. Diluted earnings per share in second quarter was CHF 1.48, up 51% from second quarter 2005, on a combination of the increase in net profit and a 2% reduction in the average number of shares outstanding on our continued share buybacks.

Net new money remained healthy. In second quarter, net inflows totaled CHF 36.3 billion, up from CHF 31.0 billion a year earlier. The wealth management units recorded inflows of CHF 31.2 billion, driven by all-time high inflows from Asian and European clients. In the US, inflows of net new money declined, reflecting the usual weakening in second quarter when annual income tax payments are due. Net new money in the asset management business also slowed, with inflows into asset allocation funds and alternative investments partly offset by outflows in some institutional mandates and in our business with financial intermediaries. Invested assets totaled CHF 2,657 billion at the end of June, down 4% from 31 March 2006, with the US dollar’s decline against the Swiss franc and market movements outweighing strong net new money.

We remain focused on our strategic initiatives. Structural developments in various markets have created broad client demand for new financial advice, solutions, execution, and risk intermediation. This gives us a large number of long-term opportunities, warranting sustained investment in personnel, infrastructure, and the commitment of financial capital.

Emerging economies are a promising segment where we continue to gain ground. With the acquisition of the Brazilian financial services firm Banco Pactual, which is still subject to regulatory approval, we will become the leading investment bank and asset management firm as well as an increasingly important wealth manager in the significant and growing Brazilian market. In June, China’s securities regulator granted preparatory approval for the restructuring of Beijing Securities, which will see UBS become the first foreign firm to invest directly in, and manage, a full-service domestic Chinese securities firm. In the same month, we received a banking licence from the Central Bank of Russia, enabling us to expand our local fixed income business. We plan to offer wealth and asset management services, along with ruble fixed income and foreign exchange trading alongside our existing Russian operations in equities and investment banking.
We continue to implement growth initiatives in investment banking and securities. The acquisition of ABN AMRO’s global futures and options business is an investment in scalable infrastructure, ensuring that we continue to exploit product com-moditization and globalization in exchange traded derivatives. In July, we received antitrust clearance for the transaction from the US Federal Trade Commission, and we expect it to close around the end of third quarter, once we have received further regulatory approvals.

As with our overall strategy, these investments are driven by long-term opportunities to expand and strengthen our business worldwide in response to evolving client needs – and are not just a reaction to cyclical market trends. Some of the initiatives mentioned earlier will naturally lead to an increase in our risk profile, especially in emerging markets, where our exposure has been too low for the past few years. We will continue to balance risk and return and avoid concentrations of risks.

Outlook – The more difficult trading conditions that developed towards the end of second quarter have continued. Growing geopolitical concerns, combined with worries about the pace of future economic growth, inflation and the implications for monetary policy and interest rates, continue to affect investor activity and invested asset levels. This could indicate a return to a more normal seasonal pattern for financial firms, where a strong start to the year is followed by softening performance in second half.

On the other hand, corporate sector balance sheets and profits remain robust, merger and acquisition activity strong, and the secular growth drivers for the wealth and asset management industry remain intact. The deal pipeline of our Investment Bank remains healthy. When market conditions become more difficult, the trust that clients have in our advice becomes especially important. We believe this will be another year of strong results.

15 August 2006

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS

UBS Results
15 August 2006

UBS Results

Results

UBS reported net profit attributable to UBS shareholders (“attributable profit”) of CHF 3,147 million in second quarter 2006, up from CHF 2,147 million in the same period a year earlier. Attributable profit from continuing operations was CHF 3,088 million. Financial businesses contributed CHF 3,032 million to second quarter attributable profit. Industrial holdings, now comprising only the private equity portfolio, contributed CHF 115 million, or 3.7%, to UBS’s attributable profit, with CHF 56 million coming from continuing operations and CHF 59 million from discontinued operations.

Initiatives and achievements

Dillon Read Capital Management starts operating
Dillon Read Capital Management (DRCM), UBS’s new alternative investment management business, started operating in early June.

The principal finance and credit arbitrage and commercial real estate businesses, previously part of the fixed income, rates and currencies area of the Investment Bank, now form the core of DRCM. The business, with 156 employees, was transferred from the Investment Bank to Global

Asset Management on 5 June 2006. The DRCM business manages alternative investment vehicles, initially only on behalf of the Investment Bank. The Investment Bank will continue to record the trading revenues generated by the assets managed by DRCM on its fixed income, rates and currencies revenues line. DRCM personnel and general and administrative expenses will be booked in Global Asset Management. DRCM will charge the Investment Bank for providing investment management services. Those charges and expenses will be reported in the “Services to / from other business units” line. This arrangement, also shown in the diagram below, has no impact on UBS’s consolidated financial results.

This quarterly report reflects the results in the manner described above for the period since DRCM started operating at the beginning of June. The third quarter of 2006 will be the first full quarter that reflects the new structure.
Outside investor funds will be launched later this year.

Recent acquisitions

Banco Pactual
In early May, we announced the acquisition of Brazilian financial services firm, Banco Pactual, for an upfront payment of USD 1 billion and a further payment of up to USD 1.6 billion

1 Not applicable in second quarter 2006

in five years, subject to certain performance conditions. In addition, we will establish a retention pool of up to USD 500 million in UBS shares for Pactual employees payable beginning on the fifth anniversary of closing.

Pactual is the leading independent investment bank and asset management firm in Brazil and has a fast-growing wealth management business. Pactual offers a full range of investment banking services mainly focused on the local Brazilian market. The bank is also a leading participant in Brazilian fixed income and equities markets, serving an extensive base of institutional clients in both local and international markets.
The present value of the purchase price, excluding the retention pool, is approximately USD 2.2 billion. The transaction is expected to close, subject to regulatory approval, in the second half of the year. The businesses of Pactual will be integrated into the investment banking, wealth management, and asset management businesses.
The acquisition demonstrates the strength of our commitment to developing our business in Brazil, and indeed the whole of Latin America.

ABN AMRO’s global futures and options business

At the end of May, we announced the acquisition of ABN AMRO’s global futures and options business for a cash consideration of USD 386 million plus the value of the business’s net tangible assets.
This acquisition will establish UBS as a market leader in the futures and options execution and dealing industry and a global provider of execution and clearing services across multiple asset classes including equities, interest rates, commodities, equity indices, and currencies.

The investment reflects UBS’s continued commitment to the futures and options business, increasing our already significant market share while creating platform scale and synergies. In early July, we received antitrust clearance for the acquisition from the US Federal Trade Commission. The transaction is subject to further regulatory approvals and is expected to close around the end of third quarter 2006.

Impact on capital and risk

Both acquisitions will expand our investment banking presence and open up new sources of revenue. This will naturally lead to an increase in the amount of risk we manage. Our overall approach to balancing risk and return, however, will not change. We will continue to avoid concentrations of risk and to limit the scope for adverse variations in our earnings from major individual “stress” events.
For capital adequacy purposes, investments in Pactual and in ABN AMRO’s global futures and options business already affect our second quarter 2006 Tier 1 capital, depressing the Tier 1 ratio by 1.0 percentage point. The risk-weighted assets the businesses assume will be included once the transactions are closed.
Risk consumption, as measured by Value at Risk (VaR), is expected to increase following the integration of these businesses, in particular Pactual. Exposure will continue to be well within our risk capacity, defined as the level of risk

UBS brand makes significant progress

42nd best global brand in Business-week/Interbrand survey
The UBS brand is worth USD 8.7 billion, making it the world’s 42nd most valuable brand, according to the annual BusinessWeek/Interbrand survey. Last year, it ranked 44th in the survey.
UBS was featured in the BusinessWeek/ Interbrand global listing of the 100 top global brands for the first time in 2004. Since then the firm has moved from the 45th to the 42nd ranking.
The BusinessWeek survey, widely regarded as the industry benchmark, is based on the methodology of Interbrand, a leading brand consultancy. To qualify for the list, each brand must derive about a third of its earnings outside its home country, be recognizable outside its base of customers, and have publicly available marketing and financial data.

Momentum highest in financial industry
UBS’s brand momentum is the highest in the financial industry, according to a new ranking by MillwardBrown Optimor, a global market research firm. Their survey put the value of the UBS brand at USD 9.5 billion, slightly higher than the Interbrand rating. The ranking is unique in that it combines survey research results with financial data while measuring the short-term future earnings potential each brand has.
“You & Us” awareness high
UBS’s internal research also shows that, across all business segments and most countries, recall of the “You & Us” tagline is high. Among private investors, we continue to make good progress on brand awareness. Very favorable results were seen in Germany. In the US, total awareness remains high, with overall results continuing to be very positive in Asia. All these data are further evidence of the progress we have made in developing and shaping our global identity since 2003, when we introduced the single UBS brand.

UBS Results
15 August 2006

we are capable of absorbing based on our earnings power without affecting our ability to pay dividends, adhere to our strategic objectives and manage our daily business. Shortly before the acquisitions are closed, we will assess whether we need to raise our VaR limits. This will take into account all diversification effects in the overall trading portfolio along with increased present and future business activity.

UBS receives Russian banking licence
We received a banking license from the Central Bank of Russia in June, enabling us to expand our businesses in Russia. We plan to offer wealth management, asset management, ruble fixed income and foreign exchange services alongside our existing Russian operations in equities and investment banking.

UBS Performance Indicators

		Year to date
	30.6.06	31.3.06	30.6.05

RoE (%) [1]

as reported	31.4	33.6	28.2

from continuing operations	29.6	30.6	26.9

		Quarter ended		Year to date
	30.6.06	31.3.06	30.6.05	30.6.06	30.6.05

Diluted EPS (CHF) [2]

as reported	1.51	1.69	1.01	3.21	2.24

from continuing operations	1.48	1.54	0.98	3.03	2.14

Cost / income ratio of the financial businesses (%) [3,4]	66.7	68.4	71.2	67.5	70.3

Net new money, financial businesses (CHF billion) [5]	36.3	48.0	31.0	84.3	66.2

1 Net profit attributable to UBS shareholders (annualized) / average equity attributable to UBS shareholders less distributions (estimated as applicable).   2 Details of the EPS calculation can be found in note 8 to the financial statements.   3 Excludes results from industrial holdings.   4 Operating expenses / operating income less credit loss expense or recovery.   5 Excludes interest and dividend income.

UBS Results
15 August 2006

Performance indicators

We focus on four key performance indicators, designed to ensure the delivery of continuously improving returns to our shareholders. The first two indicators, return on equity and diluted earnings per share, are calculated on a full UBS basis. The cost/income ratio and net new money indicators are limited to our financial businesses. Results show:
–	Annualized return on equity at 29.6% in first half 2006, up from 26.9% in the same period a year earlier, and well above our target of 20% minimum over the cycle. Higher attributable net profit was offset by an increase in average equity from retained earnings.
–	Diluted earnings per share of CHF 1.48, up 51% or CHF 0.50 from CHF 0.98 in the same quarter a year earlier, reflecting the increase in net profit and a 2% reduction in the average number of shares outstanding due to further share buybacks. These figures reflect the 2-for-1 share split made on 10 July 2006.
–	A cost/income ratio in our financial businesses of 66.7%, down from 71.2% in the same quarter last year. The im-

provement reflected higher revenues in all businesses, outpacing the increase in personnel and general and administrative expenses.
–	Net new money of CHF 36.3 billion, up from CHF 31.0 billion a year earlier. Inflows remained strong. The wealth management units recorded inflows of CHF 31.2 billion this quarter, up from CHF 20.2 billion in second quarter 2005. Inflows in the international and Swiss wealth management business rose to a record CHF 30.5 billion, driven by all-time high inflows from Asian and European clients. Annual client tax payments and the negative market environment, however, depressed inflows into our wealth management business in the US. Global Asset Management inflows fell to CHF 3.6 billion, down from CHF 8.9 billion a year earlier. Inflows from institutional clients in Europe, the Middle East and Africa and alternative and quantitative products were partly offset by equities outflows in the US. The wholesale intermediary business recorded equities and fixed income out-flows, due to market volatility, which were partly offset by inflows into asset allocation funds. The Swiss retail banking business recorded net new money inflows of CHF 1.5 billion.

Net new money [1]
		Quarter ended		Year to date
CHF billion	30.6.06	31.3.06	30.6.05	30.6.06	30.6.05

Wealth Management International & Switzerland	30.5	24.7	18.4	55.2	33.8

Wealth Management US	0.7	8.9	1.8	9.6	10.5

Business Banking Switzerland	1.5	1.8	2.0	3.3	3.0

Global Wealth Management & Business Banking	32.7	35.4	22.2	68.1	47.3

Institutional	4.9	7.1	2.7	12.0	7.8

Wholesale Intermediary	(1.3)	5.5	6.2	4.2	10.9

Global Asset Management	3.6	12.6	8.9	16.2	18.7

UBS excluding Private Banks & GAM	36.3	48.0	31.1	84.3	66.0

Corporate Center

Private Banks & GAM [2]			(0.1)		0.2

UBS	36.3	48.0	31.0	84.3	66.2

1 Excludes interest and dividend income.   2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
		As at		% change from
CHF billion	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Wealth Management International & Switzerland	1,017	1,039	890	(2)	14

Wealth Management US	714	768	693	(7)	3

Business Banking Switzerland	155	158	148	(2)	5

Global Wealth Management & Business Banking	1,886	1,965	1,731	(4)	9

Institutional	451	466	396	(3)	14

Wholesale Intermediary	320	335	290	(4)	10

Global Asset Management	771	801	686	(4)	12

UBS excluding Private Banks & GAM	2,657	2,766	2,417	(4)	10

Corporate Center

Private Banks & GAM [1]			101		(100)

UBS	2,657	2,766	2,518	(4)	6

1 Private Banks & GAM was sold on 2 December 2005.

Financial Businesses

Financial Businesses
15 August 2006

Financial Businesses Results

Income statement1

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Continuing operations

Interest income	21,339	19,046	15,535	12	37	40,385	28,072

Interest expense	(20,031)	(17,196)	(13,336)	16	50	(37,227)	(23,201)

Net interest income	1,308	1,850	2,199	(29)	(41)	3,158	4,871

Credit loss (expense) / recovery	38	83	69	(54)	(45)	121	206

Net interest income after credit loss expense	1,346	1,933	2,268	(30)	(41)	3,279	5,077

Net fee and commission income	6,422	6,229	5,128	3	25	12,651	10,027

Net trading income	3,793	3,701	1,568	2	142	7,494	3,485

Other income	496	517	125	(4)	297	1,013	311

Total operating income	12,057	12,380	9,089	(3)	33	24,437	18,900

Cash components	5,344	5,686	4,199	(6)	27	11,030	8,778

Share-based components[2]	593	514	416	15	43	1,107	806

Total personnel expenses	5,937	6,200	4,615	(4)	29	12,137	9,584

General and administrative expenses	1,754	1,904	1,462	(8)	20	3,658	2,880

Services to / from other business units	(2)	(3)	(5)	33	60	(5)	(7)

Depreciation of property and equipment	296	270	318	10	(7)	566	623

Amortization of intangible assets	32	34	31	(6)	3	66	61

Total operating expenses	8,017	8,405	6,421	(5)	25	16,422	13,141

Operating profit from continuing operations before tax	4,040	3,975	2,668	2	51	8,015	5,759

Tax expense	911	842	566	8	61	1,753	1,202

Net profit from continuing operations	3,129	3,133	2,102	0	49	6,262	4,557

Discontinued operations

Profit from discontinued operations before tax	0	0	130		(100)	0	266

Tax expense	0	0	29		(100)	0	45

Net profit from discontinued operations	0	0	101		(100)	0	221

Net profit	3,129	3,133	2,203	0	42	6,262	4,778

Net profit attributable to minority interests	97	85	92	14	5	182	240

from continuing operations	97	85	92	14	5	182	240

from discontinued operations	0	0	0			0	0

Net profit attributable to UBS shareholders	3,032	3,048	2,111	(1)	44	6,080	4,538

from continuing operations	3,032	3,048	2,010	(1)	51	6,080	4,317

from discontinued operations	0	0	101		(100)	0	221

Additional information		As at		% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Personnel (full-time equivalents)	71,882	70,210	69,200	2	4

1 Excludes results from industrial holdings.   2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Results

Net profit attributable to UBS shareholders (“attributable profit”) in second quarter 2006 was CHF 3,032 million, down only 0.5% from the record performance in first quarter 2006 but 43.6% higher than the same period a year earlier.

Net fee and commission income, which comprised 53% of overall operating income in second quarter, rose significantly from the same period a year earlier. Higher net brokerage, investment fund and portfolio and other management fees and a record result in underwriting fees more than offset higher commission expenses. Net income from interest margin products rose due to wider spreads on Swiss franc, euro and US dollar deposits and growing margin lending volumes in the wealth management businesses. Revenues in the “other” income line rose on gains from the sale of UBS’s stakes in the London Stock Exchange, Babcock & Brown and EBS Group (formerly Electronic Broking Services). Personnel expenses were up on higher salary costs, reflecting higher levels of personnel and bonus accruals, which rose with revenues. General and administrative expenses increased compared to the same period a year earlier. The main reason for the increase was the year-earlier release of provisions for withholding tax although the higher levels also mirrored UBS’s continued worldwide business expansion.
Overall performance was further helped by another quarter of credit loss recoveries.

Operating income

Total operating income was CHF 12,057 million in second quarter 2006, 33% higher than the same quarter a year earlier.
Net interest income was CHF 1,308 million in second quarter 2006, down from CHF 2,199 million a year earlier. Net trading income was CHF 3,793 million this quarter, up 142% or CHF 2,225 million from CHF 1,568 million in second quarter 2005.

As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned on trading positions (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

At CHF 1,455 million, net income from interest margin products in second quarter 2006 was 11% higher than CHF 1,313 million a year earlier. The improvement reflected an increase in spreads for US dollar, euro and Swiss franc deposits and the growth in the wealth management margin lending business. Our domestic Swiss mortgage business also grew despite stiff competition and tight margins. This was partially offset by lower income from our dwindling Swiss recovery portfolio, which dropped by CHF 0.8 billion or 22% compared to the year-earlier quarter.

Net interest and trading income

		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Net interest income	1,308	1,850	2,199	(29)	(41)	3,158	4,871

Net trading income	3,793	3,701	1,568	2	142	7,494	3,485

Total net interest and trading income	5,101	5,551	3,767	(8)	35	10,652	8,356

Breakdown by business activity

Equities	927	1,466	717	(37)	29	2,393	1,653

Fixed income	1,919	1,829	1,227	5	56	3,748	2,975

Foreign exchange	424	491	305	(14)	39	915	677

Other	107	99	79	8	35	206	144

Net income from trading activities	3,377	3,885	2,328	(13)	45	7,262	5,449

Net income from interest margin products	1,455	1,396	1,313	4	11	2,851	2,609

Net income from treasury and other activities	269	270	126	0	113	539	298

Total net interest and trading income	5,101	5,551	3,767	(8)	35	10,652	8,356

Financial Businesses
15 August 2006

Net income from trading activities, at CHF 3,377 million in second quarter 2006, was up by 45% or CHF 1,049 million from CHF 2,328 million a year ago. At CHF 927 million, equities trading income in second quarter 2006 rose 29% from CHF 717 million in the same period a year earlier. While in 2005, the second quarter started with poor markets followed by a June recovery, this second quarter saw a strong start followed by declines in the middle of May, as investors grew increasingly concerned about the future direction of interest rates, the size of the US deficit, growing inflation and high oil prices. Derivatives trading was up significantly in the Americas associated with growing market demand. The prime brokerage business continued to gain clients. Fixed income trading revenues, at CHF 1,919 million in second quarter 2006, rose 56% from CHF 1,227 million a year ago, when trading conditions were more difficult and market volumes low. The rates business, particularly in mortgage-backed securities and derivatives, saw performance improve significantly, although this was partially offset by decreased revenues in energy trading. Our credit business saw a year-on-year increase driven by structured investment grade credit trading. We recorded a loss of CHF 30 million relating to Credit Default Swaps (CDSs) hedging our loan exposures, compared to zero in second quarter 2005. Municipal securities revenues were down due to a drop in overall market origination activity, which fell from a very strong prior year quarter. The Investment Bank activities now managed by DRCM recorded higher results. Foreign exchange trading revenues increased by 39% to CHF 424 million in second quarter 2006 from CHF 305 million in the same quarter a year ago, mainly benefiting from the large increase in metals trading, especially in precious metals.

At CHF 269 million, net income from treasury and other activities in second quarter 2006 was up CHF 143 million or 113% from CHF 126 million a year earlier. Compared with last year, income benefited from mark-to-market gains on USD foreign exchange options used to hedge the currency exposure arising from future earnings. The US dollar fell against the Swiss franc in second quarter 2006 from first quarter 2006 while it increased over the same prior-year period. The increase also reflects dividend income from our stake in Julius Baer and the benefits of the higher capital base, which generated more interest revenues.
In second quarter 2006, net fee and commission income was CHF 6,422 million, up 25% from CHF 5,128 million a year earlier. The increase was mostly driven by strong net brokerage, investment fund, underwriting and recurring asset-based fees, partly offset by rising commission expenses connected with higher client activity and increased third-party distribution levels. Underwriting fees, rising to a record of CHF 936 million, were up 29% from CHF 724 million in the year-earlier quarter. Fixed income underwriting declined 9% to CHF 386 million, but equity underwriting fees rose a strong 82% to CHF 550 million. This reflected growth in all regions, particularly in Asia, partly thanks to our role in the initial public offering of the Bank of China, for which we were joint global coordinator and bookrunner. At CHF 429 million, corporate finance fees in second quarter 2006 increased 11% from CHF 387 million a year earlier, as clients took advantage of strategic opportunities in the brisk merger and acquisitions environment. According to data from Dealogic, we ranked seventh in terms of the global fee pool in first half 2006 with a market share of 5.0%. In first half 2005, we ranked fifth with a market share of 5.3%. Net brokerage fees increased 34% to CHF 1,575 million from CHF 1,174 million recorded in second quarter 2005, partly due to significant growth in the exchange traded derivatives business. Institutions and private clients also traded equities more actively at the beginning of the quarter. Investment fund fees, at CHF 1,475 million in second quarter 2006, were up 31% from CHF 1,125 million in second quarter 2005, on increasing levels of invested assets in both UBS and third-party mutual funds. Portfolio and other management fees increased 26% to CHF 1,539 million in second quarter 2006 from CHF 1,218 million a year earlier. The improvement reflects rising invested asset levels driven by higher markets (compared with a year earlier), strong inflows of net new money, and to a lesser extent improved performance fees.

Other income rose 297% to CHF 496 million in second quarter 2006 from CHF 125 million in the same period a year ago. This was mainly due to gains from selling our stakes in the London Stock Exchange, Babcock & Brown, and EBS Group.

Operating expenses

Total operating expenses were CHF 8,017 million. The increase of 25% from CHF 6,421 million a year earlier reflects higher performance-related personnel expenses and general and administrative costs as we continued to expand our business and hire new personnel in all key markets.
Personnel expenses were CHF 5,937 million in second quarter 2006, up from CHF 4,615 million a year earlier. The cash component was up 27%, due to higher salary expenses reflecting the continued hiring of new employees as well as increased performance-related accruals. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Expenses for share-based compensation were up 43% on accelerated vesting under good leaver plans and a rise in the share price partly offset by a decrease in the number of options granted.
At CHF 1,754 million in second quarter 2006, general and administrative expenses increased CHF 292 million from CHF 1,462 million in the same period a year ago. The main reason for the increase was the year-earlier release of provisions, along with higher professional fees, increases in IT and other outsourcing, travel and entertainment, occupancy, marketing and public relations expenses. To a lesser extent, costs for rent and maintenance of computer hardware and telecommunications increased as well, although they were partly offset by falling administration costs.
Depreciation was CHF 296 million in second quarter 2006, down 7% from CHF 318 million a year earlier on lower depreciation of IT, communications equipment and real estate, and partly offset by higher costs for leasehold improvement.
Amortization of intangible assets was CHF 32 million, up from CHF 31 million a year earlier.

Personnel

		As at			% change from
Full-time equivalents (FTE)	30.6.06	31.3.06	30.6.05		31.3.06	30.6.05

Switzerland	25,904	25,645	26,385	[1]	1	(2)

Rest of Europe / Middle East / Africa	11,716	11,341	11,257		3	4

Americas	27,874	27,356	26,587		2	5

Asia Pacific	6,388	5,868	4,971		9	29

Total	71,882	70,210	69,200	[2]	2	4

1 Personnel numbers include 649 FTEs transferred to facility management company Edelweiss on 1 January 2006.  2 Includes 1,657 FTEs employed in Private Banks & GAM, which was sold on 2 December 2005.

Tax

We incurred a tax expense of CHF 911 million in second quarter 2006, equivalent to an effective tax rate of 22.5% for the quarter and 21.9% for the first six months of 2006. In 2005, the full-year rate was 18.8%, with the rate benefiting from the release of provisions after the successful conclusion of tax audits. The tax rate for the first six months of 2006 also increased from full-year 2005 on changes in the geographical earnings mix. We believe that the half-year tax rate is a reasonable indicator for the year as a whole.

Personnel

The number of personnel in our financial businesses was 71,882 on 30 June 2006, up 1,672 from 70,210 on 31 March 2006. Staff levels increased in most of our businesses around the world. The number of employees in our international and Swiss wealth management businesses rose by 469. Increases were seen in all regions, with the fastest expansion in Asia Pacific, where business continued to grow strongly. We continued to add client advisors. In Asia Pacific, we recruited 62 new advisors, in Europe 34, in the Americas 17 and in Switzerland 20. The business also hired product specialists and operations staff.

In our US wealth management business, financial advisor levels fell by 75, reflecting attrition and stiff competitive markets for advisors. The number of non-financial advisor employees rose, reflecting hiring for strategic initiatives and branch support.
Staff levels in our Swiss retail banking business increased

by 73 in IT in support of business projects and as external contractors working for UBS were hired as employees.

The number of employees in our Investment Bank rose by 778. Increases were mainly in IT and other logistics areas, driven by continuous investment in infrastructure. We also increased staff numbers to support our selected strategic expansion in credit fixed income, rates and securitized products as well as in investment banking.

Fair value disclosure of options and shares granted

The fair value of shares granted up to and including second quarter 2006 rose to CHF 1,649 million from CHF 1,521 million in first quarter. This was also higher than the grant total of CHF 1,381 million for full-year 2005. The increase in grants compared with 2005 is primarily driven by performance-based compensation.

The fair value of options granted in the first half of 2006 was CHF 508 million, up from CHF 336 million a year earlier. The increase reflects a higher fair value per option, primarily due to an increase in the underlying share price, offset by a 3% drop in the number of options granted.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly those made under the Equity Plus program, an ongoing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of estimated forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Business Group performance from continuing operations before tax

		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Wealth Management International & Switzerland	1,283	1,276	963	1	33	2,559	1,878

Wealth Management US	179	186	94	(4)	90	365	234

Business Banking Switzerland	632	559	564	13	12	1,191	1,095

Global Wealth Management & Business Banking	2,094	2,021	1,621	4	29	4,115	3,207

Global Asset Management	334	374	220	(11)	52	708	444

Investment Bank	1,754	1,750	1,116	0	57	3,504	2,423

Corporate Center	(142)	(170)	(289)	16	51	(312)	(315)

Financial Businesses	4,040	3,975	2,668	2	51	8,015	5,759

Financial Businesses
15 August 2006

Risk Management and Control

Credit risk

UBS realized a net recovery of CHF 38 million in second quarter 2006, compared with net recoveries of CHF 83 million and CHF 69 million in first quarter 2006 and second quarter 2005. The continuing stable economic environment in a number of emerging markets has allowed the release of CHF 25 million in collective loan loss provisions for country risk. The quality of our credit portfolios, as shown by the continued downward trend in impaired exposures, along with the generally benign credit environment, has allowed us to report net credit loss recoveries for the last few quarters, albeit at a declining rate. While we continue to apply our proven and sound risk underwriting standards across all Business Groups, it would not be prudent to simply extrapolate a full-year result from the recovery in first half.

Global Wealth Management & Business Banking experienced a net recovery of CHF 37 million in second quarter 2006, after net recoveries of CHF 53 million in first quarter 2006 and CHF 26 million in second quarter 2005.

The Investment Bank did not experience any new impairments but posted a net recovery of CHF 1 million in second quarter 2006, compared to CHF 30 million in first quarter 2006 and CHF 43 million in second quarter 2005.
Our gross lending portfolio increased by CHF 22 billion to CHF 330 billion on 30 June 2006 from CHF 308 billion on 31 March 2006. In Global Wealth Management & Business Banking, gross lending rose to CHF 224 billion, up slightly from CHF 222 billion on 31 March 2006. The gross lending portfolio at the Investment Bank increased by CHF 19 billion to CHF 105 billion. The bulk of the increase reflects a rise in short-term interbank exposures, and the balance a reclassification of previously reported positions.

Allowances and provisions for credit losses

	Wealth Management		Wealth
CHF million	International & Switzerland		Management US
As at	30.6.06	31.3.06	30.6.06	31.3.06

Due from banks	257	375	1,129	1,092

Loans	63,164	62,728	16,159	15,722

Total lending portfolio, gross	63,421	63,103	17,288	16,814

Allowances for credit losses	(14)	(14)	(11)	(12)

Total lending portfolio, net	63,407	63,089	17,277	16,802

Impaired lending portfolio, gross	7	7	11	12

Estimated liquidation proceeds of collateral for impaired loans	0	0	0	0

Impaired lending portfolio, net of collateral	7	7	11	12

Allocated allowances for impaired lending portfolio	7	7	11	12

Other allowances and provisions	7	7	0	0

Total allowances and provisions for credit losses	14	14	11	12

of which country allowances and provisions	0	0	0	0

Non-performing loans	7	7	11	12

Allowances for non-performing loans	7	7	11	12

Ratios

Allowances and provisions as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Impaired lending portfolio as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of impaired lending portfolio, gross	100.0	100.0	100.0	100.0

Allocated allowances as a % of impaired lending portfolio, net of collateral	100.0	100.0	100.0	100.0

Non-performing loans as a % of lending portfolio, gross	0.0	0.0	0.1	0.1

Allocated allowances as a % of non-performing loans, gross	100.0	100.0	100.0	100.0

1 Includes Global Asset Management and Corporate Center.  2 Excludes CHF 90 million and CHF 114 million gross loans from industrial holdings for the quarters ended 30 June 2006 and 31 March 2006.

Credit loss (expense) / recovery

		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Global Wealth Management & Business Banking	37	53	26	(30)	42	90	135

Investment Bank	1	30	43	(97)	(98)	31	71

UBS	38	83	69	(54)	(45)	121	206

The ratio of impaired loans to total loans further improved to 0.9% from 1.0% in first quarter 2006. Impaired loans declined 6.4% to CHF 2,963 million from last quarter’s CHF

3,167 million. The decrease is largely attributable to the continued workout of recovery positions and the low level of new impairments in the Business Banking Switzerland unit.

Business Banking		Global Wealth Manage-
Switzerland		ment & Business Banking		Investment Bank		Others[1]		UBS
30.6.06	31.3.06	30.6.06	31.3.06	30.6.06	31.3.06	30.6.06	31.3.06	30.6.06	31.3.06

4,666	4,075	6,052	5,542	41,120	32,573	441	505	47,613	38,620

138,484	137,781	217,807	216,231	64,073	53,192	86	72	281,966	269,495

143,150	141,856	223,859	221,773	105,193	85,765	527	577	329,579[2]	308,115	[2]

(1,262)	(1,365)	(1,287)	(1,391)	(112)	(117)	0	0	(1,399)	(1,508)

141,888	140,491	222,572	220,382	105,081	85,648	527	577	328,180[2]	306,607	[2]

2,787	2,984	2,805	3,003	158	164	0	0	2,963	3,167

(1,162)	(1,247)	(1,162)	(1,247)	(29)	(32)	0	0	(1,191)	(1,279)

1,625	1,737	1,643	1,756	129	132	0	0	1,772	1,888

1,231	1,316	1,249	1,335	112	117	0	0	1,361	1,452

91	139	98	146	4	6	0	0	102	152

1,322	1,455	1,347	1,481	116	123	0	0	1,463	1,604

0	41	0	41	0	0	0	0	0	41

1,971	2,103	1,989	2,122	121	123	0	0	2,110	2,245

1,096	1,177	1,114	1,196	102	102	0	0	1,216	1,298

0.9	1.0	0.6	0.7	0.1	0.1	0.0	0.0	0.4	0.5

1.9	2.1	1.3	1.4	0.2	0.2	0.0	0.0	0.9	1.0

44.2	44.1	44.5	44.5	70.9	71.3	0.0	0.0	45.9	45.8

75.8	75.8	76.0	76.0	86.8	88.6	0.0	0.0	76.8	76.9

1.4	1.5	0.9	1.0	0.1	0.1	0.0	0.0	0.6	0.7

55.6	56.0	56.0	56.4	84.3	82.9	0.0	0.0	57.6	57.8

Financial Businesses
15 August 2006

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are mainly in the Investment Bank, with limited activity in the wealth management business to facilitate private client business, and asset management through investments in support of the alternative and quantitative investments business. Additionally, the Treasury department assumes market risk through its balance sheet and capital management responsibilities.

Market risk for the Investment Bank, as measured by the average 10-day 99% confidence Value at Risk (VaR), fell to CHF 408 million in second quarter 2006 from CHF 429 million in first quarter 2006. Quarter-end VaR was also lower at CHF 390 million compared to CHF 436 million at the end of the previous quarter. Interest rate risk remained the largest contributor to overall Investment Bank VaR while the contribution of equities fell in significance over the period.
After the buoyant equity markets seen at the end of first quarter, sentiment turned negative in the middle of second quarter. Our equity exposure was reduced as we actively managed exposure to falling equity markets and some proprietary positions in merger and acquisition stocks were closed. Average equities VaR for the quarter decreased to CHF 208 million from CHF 267 million in first quarter, and ended at CHF 159 million, down from CHF 294 million at the end of the previous quarter.
Average interest rate VaR increased to CHF 394 million from CHF 344 million in first quarter 2006. Exposure to credit spreads increased during the quarter and was again the largest contributor to VaR. Uncertainties surrounding the global economic outlook and further interest rate increases by major central banks opened up trading opportunities, which, in turn, drove the increase in our overall interest rate VaR.
Following our annual limits review, we increased the Investment Bank VaR limit effective second quarter to CHF 650 million from CHF 600 million, while reducing the Corporate Center limit to CHF 140 million from CHF 150 million. The limit for UBS as a whole remains unchanged at CHF 750 million. The risks managed by the DRCM alternative asset management business (which is now part of Global Asset Management) continue to be reported in the Investment Bank.

Market risk for UBS followed Investment Bank VaR. Average VaR was lower at CHF 414 million in second quarter from CHF 442 million in first quarter, while quarter-end VaR decreased to CHF 396 million from CHF 443 million at the end of the previous quarter.
‘Backtesting’ compares 1-day VaR calculated on positions at the close of each business day with the actual revenues arising on those positions on the next business day (excluding intraday trading revenues, fees and commissions), and is used to monitor the quality of the VaR model. The graph below shows these two time series over the last 12 months for positions subject to market risk regulatory capital based on the VaR model. Market conditions in May and June led to some losses, but these did not lead to any backtesting exceptions.
We also routinely assess and actively manage and control tail risks against a standard set of forward-looking stress scenarios, supplemented by specific scenarios targeting individual sectors or current concerns, such as widening credit spreads or increased energy market volatility. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe movements in currency, interest rate and energy markets. These scenarios are reviewed regularly and fine-tuned as necessary. Period-end stress loss exposure for the Investment Bank was lower than at the previous period end, but average stress loss exposure was higher, the increase being mainly due to the increased credit spread exposure.
VaR and stress measures control our overall portfolio exposure but we also apply concentration controls on exposure to individual market risk variables, such as individual equity markets, individual currency interest and foreign exchange rates, and single name issuers. The diversification of risks and avoidance of undue concentrations remain key pillars of our risk control process.

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.6.06						Quarter ended 31.3.06
CHF million	Limits	Min.		Max.		Average	30.6.06	Min.		Max.		Average	31.3.06

Business Groups

Investment Bank [1]	650	346.7		559.0		408.4	389.5	332.7		545.0		428.7	435.5

Global Asset Management [2]	30	4.0		10.3		7.0	10.1	7.3		12.6		9.3	8.7

Global Wealth Management & Business Banking	25	7.5		14.1		11.2	8.0	10.5		14.2		12.3	12.4

Corporate Center [3]	140	33.7		54.2		41.2	40.1	42.8		69.2		55.5	43.4

Diversification effect			[4]		[4]	(54.1)	(51.3)		[4]		[4]	(64.3)	(57.5)

Total	750	348.3		565.0		413.7	396.4	337.8		558.4		441.6	442.5

1 Includes risk managed by Dillon Read Capital Management.  2 Only covers UBS positions in alternative and quantitative investments.  3 VaR for Corporate Center includes non-trading interest rate exposure in the Treasury book.  4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Bank: Value at Risk (10-day 99% confidence)

	Quarter ended 30.6.06						Quarter ended 31.3.06
CHF million	Min.		Max.		Average	30.6.06	Min.		Max.		Average	31.3.06

Risk type

Equities	159.0		359.6		208.2	159.0	229.6		317.8		267.4	293.8

Interest rates	260.6		541.0		394.0	402.2	236.9		424.0		343.5	287.9

Foreign exchange	16.1		64.8		31.7	17.8	18.7		56.8		33.7	33.3

Other[1]	28.0		101.6		53.2	48.1	37.9		99.8		62.7	66.9

Diversification effect		[2]		[2]	(278.7)	(237.5)		[2]		[2]	(278.6)	(246.5)

Total	346.7		559.0		408.4	389.5	332.7		545.0		428.7	435.5

1 Includes energy, precious metals and, from 15 March 2006, base metals and soft commodities risk.  2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

UBS: Value at Risk (1-day 99% confidence) 1

	Quarter ended 30.6.06				Quarter ended 31.3.06
CHF million	Min.	Max.	Average	30.6.06	Min.	Max.	Average	31.3.06

Investment Bank[2]	144.3	205.1	171.6	164.4	138.9	230.3	188.9	209.6

UBS	145.5	205.4	172.2	167.9	137.4	233.1	191.5	207.1

1 10-day and 1-day VaR results are separately calculated from underlying positions and historical market moves. They cannot be inferred from each other.  2 Positions in the Investment Bank subject to market risk regulatory capital contributed average VaR of CHF 170 million in second quarter 2006 and CHF 185 million in first quarter 2006.

Financial Businesses
15 August 2006

Operational risk

Operational losses can be caused by external factors, deliberate, accidental or natural, or failures of internal processes, people or systems. They can unfortunately never be entirely eliminated. Especially in today’s environment of complex global processes, low regulatory tolerance for error, and growing propensity for litigation, operational risk runs alongside market and credit risk as one of UBS’s principal risk classes. Our operational risk framework, into which we are investing considerable management time and effort, aims to contain the levels of risk, and ensures we have sufficient information to make informed decisions about additional or adjusted controls.

As far as accounting for operational risks is concerned, many potential causes of loss are identified before the probability, timing, or amounts of future cost are known with certainty. This requires the exercise of judgment and IFRS (International Financial Reporting Standards) requires us to make a provision, based on the best estimate of a liability, when it is probable that a payment will be required, even if the amount to be paid has not yet been exactly determined. Once we are able to quantify any potential operational risk more accurately, the corresponding provision is revised up or down.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking achieved pre-tax profits of CHF 2,094 million in second quarter 2006. Pre-tax profit for the international and Swiss wealth management businesses rose to another quarterly record of CHF 1,283 million, up 1% from first quarter 2006. Wealth Management US’s pre-tax profit was CHF 179 million this quarter, down 4% from first quarter 2006. Net new money inflows from the wealth management businesses were a strong CHF 31.2 billion in second quarter. Business Banking Switzerland’s pre-tax profit was a record CHF 632 million, up 13% from first quarter 2006.

Business Group reporting

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Income	5,426	5,388	4,631	1	17	10,814	9,161

Adjusted expected credit loss [1]	43	43	28	0	54	86	45

Total operating income	5,469	5,431	4,659	1	17	10,900	9,206

Cash components	2,267	2,301	2,042	(1)	11	4,568	4,026

Share-based components [2]	75	77	60	(3)	25	152	123

Total personnel expenses	2,342	2,378	2,102	(2)	11	4,720	4,149

General and administrative expenses	692	707	629	(2)	10	1,399	1,240

Services to / from other business units	273	258	239	6	14	531	481

Depreciation of property and equipment	55	52	53	6	4	107	101

Amortization of intangible assets	13	15	15	(13)	(13)	28	28

Total operating expenses	3,375	3,410	3,038	(1)	11	6,785	5,999

Business Group performance before tax	2,094	2,021	1,621	4	29	4,115	3,207

KPIs

Cost / income ratio (%) [3]	62.2	63.3	65.6			62.7	65.5

Capital return and BIS data

Return on allocated regulatory capital (%) [4]						40.5	34.6

BIS risk-weighted assets	150,806	150,969	143,845	0	5

Goodwill	5,100	5,391	5,248	(5)	(3)

Allocated regulatory capital [5]	20,181	20,488	19,633	(1)	3

Additional information		As at		% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Client assets (CHF billion)	2,968	3,070	2,598	(3)	14

Personnel (full-time equivalents)	44,996	44,488	43,634	1	3

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Operating expenses / income.  4 Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.  5 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
15 August 2006

Wealth Management International & Switzerland

Business Unit reporting

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Income	2,740	2,649	2,165	3	27	5,389	4,236

Adjusted expected credit loss [1]	(8)	(7)	(1)	(14)	(700)	(15)	(2)

Total operating income	2,732	2,642	2,164	3	26	5,374	4,234

Cash components	812	749	612	8	33	1,561	1,205

Share-based components [2]	32	28	22	14	45	60	47

Total personnel expenses	844	777	634	9	33	1,621	1,252

General and administrative expenses	213	208	196	2	9	421	383

Services to / from other business units	368	362	350	2	5	730	681

Depreciation of property and equipment	22	17	19	29	16	39	36

Amortization of intangible assets	2	2	2	0	0	4	4

Total operating expenses	1,449	1,366	1,201	6	21	2,815	2,356

Business Unit performance before tax	1,283	1,276	963	1	33	2,559	1,878

KPIs

Invested assets (CHF billion)	1,017	1,039	890	(2)	14

Net new money (CHF billion) [3]	30.5	24.7	18.4			55.2	33.8

Gross margin on invested assets (bps) [4]	107	105	101	2	6	106	102

Cost / income ratio (%) [5]	52.9	51.6	55.5			52.2	55.6

Cost / income ratio excluding the European wealth management business (%) [5]	48.7	47.4	48.8			48.1	49.2

Client advisors (full-time equivalents)	4,419	4,286	3,992	3	11

International clients

Income	1,997	1,922	1,557	4	28	3,919	3,037

Invested assets (CHF billion)	759	774	659	(2)	15

Net new money (CHF billion) [3]	28.8	21.8	17.0			50.6	31.5

Gross margin on invested assets (bps) [4]	104	102	99	2	5	103	100

European wealth management (part of international clients)

Income	252	236	170	7	48	488	327

Invested assets (CHF billion)	130	127	101	2	29

Net new money (CHF billion) [3]	7.2	6.5	6.9			13.7	12.5

Client advisors (full-time equivalents)	828	820	819	1	1

Business Unit reporting (continued)

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Swiss clients

Income	743	727	608	2	22	1,470	1,199

Invested assets (CHF billion)	258	265	231	(3)	12

Net new money (CHF billion) [3]	1.7	2.9	1.4			4.6	2.3

Gross margin on invested assets (bps) [4]	114	112	108	2	6	113	108

Capital return and BIS data

Return on allocated regulatory capital (%) [6]						82.3	76.9

BIS risk-weighted assets	47,324	47,736	38,996	(1)	21

Goodwill	1,521	1,579	1,502	(4)	1

Allocated regulatory capital [7]	6,253	6,353	5,402	(2)	16

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Recurring income [8]	2,017	1,921	1,600	5	26	3,938	3,113

Client assets (CHF billion)	1,278	1,309	1,108	(2)	15

Personnel (full-time equivalents)	12,618	12,149	10,901	4	16

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income. 4 Income (annualized)/average invested assets.  5 Operating expenses / income.   6 Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.  7 10% of BIS risk-weighted assets plus goodwill.  8 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Key performance indicators

Net new money in second quarter 2006 was a record CHF 30.5 billion, up 23% from CHF 24.7 billion in first quarter 2006. The international clients area reported inflows of CHF 28.8 billion, driven by record inflows into our domestic European business and another quarter of strong contributions from Asian clients. The Swiss clients area showed an inflow of CHF 1.7 billion, down from a very high CHF 2.9 billion in first quarter 2006.

Invested assets on 30 June 2006 were CHF 1,017 billion, down CHF 22 billion or 2% from 31 March 2006. The US dollar’s 6% decline against the Swiss franc and falling equity markets affected asset levels (35% of invested assets are denominated in US dollars), although these effects were partly offset by strong net new money inflows.

In second quarter 2006, the gross margin on invested assets was 107 basis points, up two basis points from first quarter 2006. Recurring income made up 79 basis points of the margin, up three basis points from the previous quarter. This increase is due to the time lag in the booking of corresponding fees from the high asset base at the end of first quarter. Moreover, the invested base then fell during second quarter, pushing the margin up. Higher interest income from our increased lending portfolio also had a positive impact on the margin. Non-recurring income comprised 28 basis points of the gross margin, down one basis point from first quarter 2006 due to lower client activity.

Financial Businesses
15 August 2006

In second quarter 2006, the cost/income ratio was 52.9%, up 1.3 percentage points from the previous quarter. The increase was mainly due to higher personnel expenses, which rose on an expansion in staffing levels, mainly in Asia Pacific and Europe, and the full impact of annual salary increases. Excluding the European wealth management business, our cost/income ratio in second quarter 2006 was 48.7%, up 1.3 percentage points from 47.4% in first quarter 2006.

European wealth management

The inflow of net new money was a record CHF 7.2 billion in second quarter 2006, CHF 0.7 billion above the inflow in first quarter 2006. This reflects a strong performance in all our five target countries, especially the UK and France. The inflow in first half 2006 totaled CHF 13.7 billion, reflecting an annual net new money growth rate of 24% of the underlying asset base at year-end 2005.

The level of invested assets rose to a record CHF 130 billion on 30 June 2006, up from CHF 127 billion on 31 March 2006. The gain was a result of the inflows of net new money, which more than compensated for declining equity markets and the fall of the US dollar against the Swiss franc.

Income in second quarter 2006 rose to CHF 252 million, up 7% from CHF 236 million last quarter on the increase in average invested assets.

The number of client advisors was 828 on 30 June 2006, up from 820 at the end of last quarter, as we hired new client advisors in key European markets.

Initiatives and achievements

UBS again world’s largest wealth manager in Scorpio’s survey

UBS was again the world’s largest wealth manager in 2005, ahead of Citigroup and Merrill Lynch, according to the fifth and latest annual private banking benchmark survey by Scorpio Partnership, a London consultancy.
The survey included comparative data from 73 institutions which held USD 8.5 trillion in assets for private clients around the world.

A Scorpio media release on the survey said the “market leaders are demonstrating a sustained concentration on efficiency and profitability. Critically, they appear to also be achieving a more global proposition that resonates with the rapidly growing first generation new wealth holders. Net new asset flows reflect this.”

According to Scorpio, UBS was also the world’s leading wealth manager in all three client categories it surveyed: those with a minimum of USD 500,000 to invest, those with a minimum of USD 1 million, and those with a minimum of USD 10 million.

New Antwerp branch office

In April, we opened a new branch office in Antwerp. It employs nine staff, six of whom are client advisors. The location is attractive because of the potential of the city’s port, the third largest in Europe, and the diamond industry, whose exports represent around 7% of Belgium’s total annual exports.

Results

In second quarter 2006, pre-tax profit, at a record CHF 1,283 million, was up 1% from CHF 1,276 million in first quarter 2006.

Operating income

Total operating income, at a record CHF 2,732 million in second quarter 2006, rose 3% from CHF 2,642 million in first quarter 2006. Recurring income rose CHF 96 million to CHF 2,017 million, benefiting from higher interest income as a result of our increased lending portfolio and the high asset base at the beginning of second quarter. Weaker markets and a falling US dollar meant that the asset base was lower at the end of the quarter than at the beginning. Non-recurring income, down CHF 5 million at CHF 723 million, fell slightly on lower client activity levels.

Operating expenses

Operating expenses were CHF 1,449 million in second quarter 2006, up CHF 83 million or 6% from CHF 1,366 million in first quarter 2006. Personnel expenses rose to CHF 844 million in second quarter 2006 from CHF 777 million in first quarter 2006, mainly reflecting higher performance-related compensation and increasing staff numbers. General and administrative expenses were CHF 213 million, up CHF 5 million from first quarter due to continued business expansion. Expenses for services from other business units increased by CHF 6 million or 2% to CHF 368 million in second quarter 2006 from CHF 362 million in first quarter 2006 due to higher IT charges from other business groups. Depreciation increased to CHF 22 million in second quarter 2006 from CHF 17 million in first quarter 2006, due to higher IT writeoffs.

Personnel

The number of personnel was 12,618 on 30 June 2006, up 469 from 12,149 on 31 March 2006. Much of the increase was in Asia Pacific and Europe, where our business continued to grow. We hired 113 new client advisors internationally and 20 in Switzerland. We also employed new product specialists and operations staff.

Financial Businesses
15 August 2006

Wealth Management US

Business Unit reporting

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Income	1,380	1,478	1,221	(7)	13	2,858	2,454

Adjusted expected credit loss[1]	0	0	(1)		100	0	(2)

Total operating income	1,380	1,478	1,220	(7)	13	2,858	2,452

Cash components	864	935	818	(8)	6	1,799	1,607

Share-based components[2]	28	33	29	(15)	(3)	61	56

Total personnel expenses	892	968	847	(8)	5	1,860	1,663

General and administrative expenses	211	227	193	(7)	9	438	384

Services to/from other business units	70	65	58	8	21	135	117

Depreciation of property and equipment	17	19	15	(11)	13	36	30

Amortization of intangible assets	11	13	13	(15)	(15)	24	24

Total operating expenses	1,201	1,292	1,126	(7)	7	2,493	2,218

Business Unit performance before tax	179	186	94	(4)	90	365	234

KPIs

Invested assets (CHF billion)	714	768	693	(7)	3

Net new money (CHF billion)[3]	0.7	8.9	1.8			9.6	10.5

Interest and dividend income (CHF billion)[4]	4.9	5.4	4.5	(9)	9	10.3	8.4

Gross margin on invested assets (bps)[5]	74	78	73	(5)	1	76	76

Cost/income ratio (%)[6]	87.0	87.4	92.2			87.2	90.4

Recurring income[7]	854	831	679	3	26	1,685	1,309

Revenues per advisor (CHF thousand)[8]	188	198	164	(5)	15	387	329

Capital return and BIS data

Return on allocated regulatory capital (%)[9]						13.1	9.2

BIS risk-weighted assets	18,131	18,073	19,292	0	(6)

Goodwill	3,579	3,812	3,746	(6)	(4)

Allocated regulatory capital[10]	5,392	5,619	5,675	(4)	(5)

Additional information		As at		% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Client assets (CHF billion)	790	856	766	(8)	3

Personnel (full-time equivalents)	16,953	16,987	17,076	0	(1)

Financial advisors (full-time equivalents)	7,299	7,374	7,474	(1)	(2)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 For purposes of comparison with US peers.   5 Income (annualized) / average invested assets   6 Operating expenses / income.   7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.   8 Income (including net goodwill funding) / average number of financial advisors.   9 Year to date Business Unit performance before tax (annualized) / allocated regulatory capital year to date average.   10 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

Invested assets were CHF 714 billion on 30 June 2006, down from CHF 768 billion on 31 March 2006. In US dollar terms, invested assets decreased 1%, reflecting declining financial markets in the quarter. Compared to second quarter a year earlier, invested assets were up 3%, benefiting from the year-on-year rise in financial markets, and inflows of net new money. In US dollar terms, they rose 8% from the same date a year earlier.

The inflow of net new money in second quarter 2006 was CHF 0.7 billion, down from CHF 8.9 billion in first quarter 2006 and CHF 1.8 billion a year ago. The decline reflects annual client income tax payments, which usually take place in second quarter, and lower inflows into managed accounts. It was also affected by declining financial markets, falling investor confidence and the lower number of new financial advisors hired.

Including interest and dividends, net new money in second quarter 2006 was CHF 5.6 billion, down from CHF 14.3 billion in first quarter 2006 and CHF 6.3 billion a year ago.

Gross margin on invested assets was 74 basis points in second quarter 2006, down from 78 basis points in first quarter 2006. The decline mainly reflects the negative impact of currency fluctuations in second quarter but was also due to a fall in revenues on lower trading volumes, and the absence of gains realized in first quarter on NYSE seats, which had a higher impact than the fall in invested assets.

The cost / income ratio was 87.0% in second quarter 2006, down from 87.4% in first quarter 2006 as the fall across all expense categories was more pronounced than the fall in operating income. Net goodwill funding and amortization of intangible assets represented 3.3 percentage points of the ratio in second quarter.

Recurring income in second quarter 2006 was CHF 854 million, 3% higher than the CHF 831 million recorded in first quarter 2006. Excluding the effects of currency fluctuations, recurring income increased 9% in second quarter 2006, driven by increases in managed account fees, investment advisory fees and interest income from account deposits. Recurring

Financial Businesses
15 August 2006

income represented about 62% of income in second quarter 2006 compared with 56% in first quarter 2006.

Revenues per advisor in second quarter 2006 were CHF 188,000, down from CHF 198,000 in first quarter. The number of financial advisors was 7,299 on 30 June 2006, down 75 from 31 March 2006, reflecting attrition and stiff competitive markets for advisors.

Initiatives and achievements

Expanded research platform

We are in the process of expanding our research platform to better address the needs of individual investors. As part of a tiered rollout of global research that began in January 2006, we have introduced new lines of economic, foreign exchange, investment strategy, fixed income and commodities reports. A new series of thematic research reports, including UBS Research Focus and UBS Life Themes, was launched in April. An inaugural edition of Life Themes titled “Inflation: Now It’s Personal” sheds light on an often-overlooked aspect of inflation – inflation from the perspective of the individual.
Our expanded platform will make use of UBS’s extensive global research capabilities.

Results

In second quarter 2006, Wealth Management US reported pre-tax profit of CHF 179 million, down 4% compared with CHF 186 million in first quarter 2006. On the same basis but

UBS’s strategy for US wealth management

Changing legislation and basic market forces have steadily eroded the long-entrenched boundaries separating trust, banking, and brokerage in the US, creating an opportunity to deliver a seamless set of services to affluent and wealthy private clients. With 38% of the world’s wealth located in the US, the growth prospects are substantial.
Even though the revised laws have been in place for a number of years, the historical legacy of depression-era legislation and regulation continue to weigh on the financial services market. Many major Wall Street firms remain particularly strong in one business, but tend to be weaker and less effective in the others.
UBS’s US-based wealth management business believes it is in a position to capture this strategic opportunity in a way that no other firm has yet done – within the current regulatory framework and the prevailing competitive landscape. Following its successful inte-
gration into the firm’s global wealth management business, it has now embarked on a long-term strategy that focuses on the delivery of a client experience that sets it apart from its competitors.
The strategy comprises a number of organic growth initiatives and infrastructural enhancements aimed at fundamentally improving the way financial advisors approach and service individual clients. It will also allow for targeted strategic investments while making more use of the global wealth management support platform, bringing scale efficiencies. This organic growth drive will be complemented by the acquisition of suitable US private client businesses.
Internally, asset-gathering efforts will benefit from the established strategy of treating client feedback systematically and seriously. Extensive proprietary survey data (147,000 households with at least USD 100,000 on deposit in fourth quarter 2005), sampled annu-
ally, is used to create an index for every individual financial advisor. The index is the base by which each financial advisor gets specific feedback in terms of the four consultative steps of UBS’s client experience – understanding the client’s needs, proposing an investment solution, agreeing and implementing it with the client, and, finally, reviewing performance on a continuous basis. This will help to generate an accurate, overall picture of what clients think about the advice they receive. Branch managers also have tools that use specific parts of the index to help shape their decisions. The business has also modified the way it compensates advisors by basing awards on net new money gathered, and not assets already managed, helping to focus attention on increasing assets, not maintaining a standing portfolio.
Meanwhile, the business has relaxed its financial advisor hiring targets in the belief that more efficient asset-gathering techniques will provide a more in US dollars, the operating result was at a record USD 146 million and 2% higher than first quarter 2006.

Operating income

Total operating income in second quarter 2006 was CHF 1,380 million, down 7% from CHF 1,478 million in first quarter 2006. In US dollar terms, operating income was down 1% from the first quarter, which included a reported gain on NYSE membership seats. A record recurring income result offset the decline in trading commissions, which reflected declining markets.

Operating expenses

In second quarter 2006, total operating expenses were CHF 1,201 million, down 7% from first quarter 2006. In US dollar terms, operating expenses were down 2% from first quarter. This mainly reflected the decline in personnel expenses and, to a lesser extent, lower general and administrative expenses.
Personnel expenses fell CHF 76 million or 8% to CHF 892 million between first and second quarter 2006. In US dollar terms, personnel expenses were down 3% from the previous quarter. Performance-related compensation was down on lower revenues, although this was partly offset by higher salaries and benefits, reflecting a rise in non-financial advisor staff levels.

important scale advantage in the US market than a further increase in the size of the client-facing workforce. We have also reviewed our need for office space. A first result of this review was the decision to sublet some currently unused office space in New Jersey instead of occupying it ourselves. While the sublease income will not fully cover the rent we pay, it will still be considerable. In third quarter, we will recognize the present value of the difference as a single charge that provides what we would have otherwise booked as costs on an ongoing basis (see Note 11 to the Financial Statements in this report).
At the same time, there will be a large-scale effort to collaborate more closely with UBS’s other businesses. With the help of the global wealth and asset management businesses, and by pursuing an open architecture framework, the business will significantly enhance the number of structured products and hedge funds it offers in the US – while expanding in-house research capabilities for private clients.
The other strategic investments focus on enhancing internal infrastructure and technology – while keeping an eye out for potential acquisitions, such as the agreement to buy Piper Jaffray’s private client branch network, as announced in April. As always, potential acquisitions must meet UBS’s financial and cultural criteria.
Another important feature in UBS’s new strategy is the expansion of its branch network by way of a series of dedicated offices for wealthy private clients. The pilot office in New York City opened in July. There, private wealth advisors, specialized financial advisors who have completed a specific accreditation program giving them the skill and knowledge to deal with wealthy clients, work together with private bankers, trust officers and multi-disciplinary product experts. The business believes the pilot office has a particularly promising future as the US-
based wealth management business has a very high share of the market in New York, and it is taking advantage of the fact that no major firm yet provides an offer that delivers trust, banking and brokerage comprehensively and effectively from a single source. By 2020, those over 55 will own over 67% of the assets in the US, or 20% of the world’s investable assets. Historical patterns indicate that those clients who tend to use banking and brokerage services in their younger years increasingly turn to trusts as they get older –this being the preferred method of wealthy clients to transfer their assets to younger members of their family, an institution, or a company. It is therefore imperative for UBS that it continues to build its capabilities and deliver those services effectively, easily and comprehensively to wealthy clients in the US –helping to ensure UBS perfects its client experience and maintains its leading global market position in the long term.

Financial Businesses
15 August 2006

Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, and services provided to and received from other business units, decreased 5% to CHF 309 million in second quarter 2006 from CHF 324 million in first quarter 2006. In US dollar terms, second quarter non-personnel expenses were 1% higher than in first quarter 2006.

Personnel

The number of employees was 16,953 at the end of June, down from 16,987 at the end of March. The decline mainly reflected the lower number of financial advisors, partly offset by a rise in non-financial advisor staff levels.

Business Banking Switzerland

Business Unit reporting

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Interest income	843	819	826	3	2	1,662	1,662

Non-interest income	463	442	419	5	11	905	809

Income	1,306	1,261	1,245	4	5	2,567	2,471

Adjusted expected credit loss[1]	51	50	30	2	70	101	49

Total operating income	1,357	1,311	1,275	4	6	2,668	2,520

Cash components	591	617	612	(4)	(3)	1,208	1,214

Share-based components[2]	15	16	9	(6)	67	31	20

Total personnel expenses	606	633	621	(4)	(2)	1,239	1,234

General and administrative expenses	268	272	240	(1)	12	540	473

Services to / from other business units	(165)	(169)	(169)	2	2	(334)	(317)

Depreciation of property and equipment	16	16	19	0	(16)	32	35

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	725	752	711	(4)	2	1,477	1,425

Business Unit performance before tax	632	559	564	13	12	1,191	1,095

KPIs

Invested assets (CHF billion)	155	158	148	(2)	5

Net new money (CHF billion)[3]	1.5	1.8	2.0			3.3	3.0

Cost/income ratio (%)[4]	55.5	59.6	57.1			57.5	57.7

Non-performing loans as a % of lending portfolio, gross	1.4	1.5	2.0

Impaired lending portfolio as a % of lending portfolio, gross	1.9	2.1	2.6

Capital return and BIS data

Return on allocated regulatory capital (%)[5]						28.0	25.6

BIS risk-weighted assets	85,351	85,160	85,557	0	0

Goodwill	0	0	0

Allocated regulatory capital[6]	8,535	8,516	8,556	0	0

Additional information		As at		% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Deferral (included in adjusted expected credit loss)	133	133	121	0	10	266	232

Client assets (CHF billion)	900	905	724	(1)	24

Personnel (full-time equivalents)	15,425	15,352	15,657	0	(1)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Excludes interest and dividend income.   4 Operating expenses/income.   5 Year to date Business Unit performance before tax (annualized)/allocated regulatory capital year to date average.   6 10% of BIS risk-weighted assets plus goodwill.

Financial Businesses
15 August 2006

Key performance indicators

Net new money, at CHF 1.5 billion in second quarter 2006, was down slightly from first quarter 2006.

Invested assets, at CHF 155 billion on 30 June 2006, fell by CHF 3 billion on declining markets and the US dollar’s decline against the Swiss franc, both of which were partly offset by net new money inflows. During the first half of 2006 we transferred CHF 4.5 billion in client assets to the international and Swiss wealth management business, reflecting the systematic development of client relationships.
In second quarter 2006, the cost / income ratio was 55.5%, a 4.1 percentage point improvement from first quarter 2006, mainly due to higher interest income and lower personnel expenses.

The loan portfolio, at CHF 143.2 billion on 30 June 2006, was CHF 1.3 billion above its level on 31 March 2006. Increased demand for private client mortgages more than offset the continuing workout of the recovery portfolio, which fell by CHF 0.2 billion to CHF 2.9 billion on 30 June 2006. The non-performing loans ratio improved to 1.4% on 30 June 2006 from 1.5% on 31 March 2006, while the impaired loan ratio was 1.9% at the end of June, down from 2.1% at the end of March.

The return on allocated regulatory capital was 28.0% in second quarter 2006, up from 26.3% in the previous quarter, with higher pre-tax profit outpacing the small increase in allocated regulatory capital.

Initiatives and achievements

UBS opens a new branch in Frick

The new branch office in Frick, which opened on 1 May 2006, is the first we have opened in Northern Switzerland since the UBS-SBC merger in 1998. A team of four will staff the office, and the premises will be designed as a classic two-zone bank with advisory islands, meeting rooms and an ATM zone by the entrance.

New product package for young professionals

We recently launched a product package designed for recent school or university graduates. The package, called “UBS Young Professional”, helps to build a bridge between our youth and adult offerings by softening fee increases over a two-year period. The package comprises a personal banking account, savings accounts, a Maestro banking card, credit cards, participation in the UBS KeyClub rewards program as well as an e-banking agreement. Young professionals who choose the program also receive preferential conditions for the UBS investment fund account.

Results

In second quarter 2006, Business Banking Switzerland reported a pre-tax profit of CHF 632 million, CHF 73 million or 13% higher than in first quarter 2006.

Operating income

Total operating income in second quarter 2006 was CHF 1,357 million, up CHF 46 million from first quarter 2006. Net interest income, which rose CHF 24 million to CHF 843 million in second quarter 2006, mostly reflected the further expansion of our loan portfolio. Non-interest income increased to CHF 463 million in second quarter 2006 from

CHF 442 million a quarter earlier, mainly due to revaluation gains from equity participations and a slight increase in fee income. The adjusted expected credit loss was a recovery of CHF 51 million, slightly higher than CHF 50 million in first quarter 2006.

Operating expenses

Total operating expenses were CHF 725 million in second quarter 2006, down 4% from CHF 752 million a quarter earlier. Personnel expenses declined to CHF 606 million in second quarter 2006 from CHF 633 million in first quarter 2006, which included a one-time voluntary pension payment of CHF 28 million for retired UBS staff in Switzerland. General and administrative expenses in second quarter 2006, of CHF 268 million, were down CHF 4 million from first quarter. At CHF 165 million, net charges to other business units in second quarter 2006 decreased by CHF 4 million from first quarter 2006, when it was impacted by lower charges from the IT infrastructure unit. Depreciation in second quarter 2006, at CHF 16 million, was unchanged from a quarter earlier.

Personnel

The number of personnel in Business Banking Switzerland was 15,425 on 30 June 2006, up by 73 from 31 March 2006. The increase was in IT in support of business projects and as some external contractors were hired as full time employees.

Financial Businesses
15 August 2006

Global Asset Management

Global Asset Management achieved pre-tax profits of CHF 334 million in second quarter 2006, down 11% from CHF 374 million in first quarter 2006, but 52% higher than CHF 220 million in second quarter 2005. Performance-based fees fell from first quarter 2006, especially in alternative and quantitative investments. Investment management fees, however, continued to rise on the back of strong net new money inflows in first quarter and the higher asset base in the first part of second quarter.

Business Group reporting
		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Institutional fees	379	462	279	(18)	36	841	579

Wholesale Intermediary fees	361	347	270	4	34	708	539

Total operating income	740	809	549	(9)	35	1,549	1,118

Cash components	275	293	189	(6)	46	568	419

Share-based components [1]	36	24	21	50	71	60	42

Total personnel expenses	311	317	210	(2)	48	628	461

General and administrative expenses	83	84	80	(1)	4	167	142

Services to / from other business units	6	29	34	(79)	(82)	35	61

Depreciation of property and equipment	6	5	5	20	20	11	10

Amortization of intangible assets	0	0	0			0	0

Total operating expenses	406	435	329	(7)	23	841	674

Business Group performance before tax	334	374	220	(11)	52	708	444

KPIs

Cost / income ratio (%) [2]	54.9	53.8	59.9			54.3	60.3

Institutional

Invested assets (CHF billion)	451	466	396	(3)	14

of which: money market funds	18	18	18	0	0

Net new money (CHF billion)[3]	4.9	7.1	2.7			12.0	7.8

of which: money market funds	0.4	2.0	(1.5)			2.4	(0.6)

Gross margin on invested assets (bps)[4]	33	41	29	(20)	14	37	31

Business Group reporting (continued)
		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Wholesale Intermediary

Invested assets (CHF billion)	320	335	290	(4)	10

of which: money market funds	57	61	63	(7)	(10)

Net new money (CHF billion)[3]	(1.3)	5.5	6.2			4.2	10.9

of which: money market funds	(1.5)	(1.0)	(4.5)			(2.5)	(7.0)

Gross margin on invested assets (bps)[4]	44	42	39	5	13	43	40

Capital return and BIS data

Return on allocated regulatory capital (%)[5]						88.9	61.3

BIS risk-weighted assets	2,146	1,765	1,629	22	32

Goodwill	1,355	1,427	1,389	(5)	(2)

Allocated regulatory capital[6]	1,570	1,604	1,552	(2)	1

Additional information		As at		% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Invested assets (CHF billion)	771	801	686	(4)	12

Personnel (full-time equivalents)	3,144	2,929	2,719	7	16

1 Additionally includes related social security contributions and expenses related to alternative investment awards.   2 Operating expenses/operating income.   3 Excludes interest and dividend income.   4 Operating income (annualized)/average invested assets.   5 Year to date Business Group performance before tax (annualized)/allocated regulatory capital year to date average.   6 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The cost/income ratio was 54.9% in second quarter 2006, up 1.1 percentage points from first quarter 2006. A fall in performance-based fees, not totally offset by the decline in expenses, pushed the ratio higher.

Institutional

Institutional invested assets were CHF 451 billion on 30 June 2006, down CHF 15 billion from 31 March 2006. This was mostly because of the US dollar’s 6% decline against the Swiss franc, only partly offset by inflows of net new money. There were also negative valuation effects from movements in equity markets, which started the quarter relatively well but experienced a downwards move in the middle of May before recovering slightly in June.

Net new money was CHF 4.9 billion, down from CHF 7.1 billion in first quarter 2006. The decline reflected outflows in equities, mainly in the US. Inflows were seen in alternative and quantitative investments’ multi-manager products, fixed income, real estate and asset allocation mandates.
The gross margin fell to 33 basis points in second quarter from 41 basis points in first quarter, with lower performance-based fees, on a practically unchanged average asset base, mostly responsible for the decline.

Wholesale intermediary

Invested assets were CHF 320 billion on 30 June 2006, down by CHF 15 billion from 31 March 2006, reflecting the weakening of the US dollar against the Swiss franc, declining financial markets and, to a lesser degree, net new money outflows.

Net new money outflows in second quarter were CHF 1.3 billion, compared with a CHF 5.5 billion inflow in first quarter 2006. Excluding outflows related to money market funds, the inflow of net new money was CHF 0.2 billion. Inflows were into asset allocation funds while there were outflows in equity and fixed income funds.

The gross margin was 44 basis points in second quarter 2006, an increase of 2 basis points, reflecting the higher asset base in the first part of the second quarter.

Initiatives and achievements

New infrastructure business launched
Global Asset Management, together with the Investment Bank, has launched a new business that establishes and manages infrastructure funds globally.

The business, called Infrastructure Funds Management (IFM), will originate and manage funds of listed infrastructure securities and, working closely with the Investment Bank, will invest in funds that make direct investments in infrastructure and utility companies around the world. The business is in the early stages of development and should expand globally from its roots in Asia Pacific. Resources will increase as market opportunities arise.

Investment capabilities and performance

Equity markets declined from the middle of May. Our actively managed global equity composite underperformed its benchmark for the quarter, despite positive contributions from certain sectors, among them technology.

Annualized
Composite	1 year	3 years		5 years		10 years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–		+		+

Global Bond Composite vs. Citigroup World Government Bond Index	+	–		+		=

Global Securities Composite vs. Global Securities Markets Index	–	+		+		+

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	[1]	+	[1]	N/A

(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are after fees. A composite is an aggregation of portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.
1 Performance data for 3 and 5 years is for UBS AG, NY Branch Large Cap Select Growth Composite, which is managed in a substantially similar manner to the US Large Cap Select Growth Equity Composite.

Our growth equity capabilities saw the US Small Cap Growth composite outperform its benchmark although both the US Mid Cap Growth and US Large Cap Growth composites underperformed. The longer-term returns from all three, however, remain strong.

Concerted monetary tightening by central banks continued to place upward pressure on yields in developed bond markets during second quarter 2006. Price volatility in equities and other more “risky” fixed income sectors saw yield spreads to widen and total returns for corporate bonds to lag behind government bonds.
Global fixed income portfolios recorded total returns marginally ahead of their benchmarks in second quarter as they benefited from active interest rate management, helping them to maintain their long-term track record.
Global balanced strategies produced mixed performances against their benchmarks in the quarter. The contributions from asset allocation and currency were broadly positive, but in some cases they were offset by negative returns from stock selection. Absolute return strategies were mixed. Asset allocation and currency absolute return strategies generated positive returns while the Dynamic Alpha Strategy was flat. Longer-term asset allocation and currency returns against benchmark and against absolute return objectives remain positive.
Market conditions for the hedge fund industry were good in April, but poor in May and June, making it a difficult quarter for the industry. Our multi-manager hedge fund business performed in line with peers and reflected general market conditions. The O’Connor funds had mixed results, but in aggregate had positive returns for investors for the quarter, reflecting strong risk controls and a diverse strategy mix.
Net new assets in real estate grew to more than CHF 1.1 billion in second quarter, with continuing strong demand from a wide variety of sources for existing and new products. The quarter reflected a mixed performance for global real estate securities funds given uncertain market conditions, although private real estate funds provided solid returns.

Results

Pre-tax profit in second quarter 2006 was CHF 334 million, a decrease of 11% compared with the CHF 374 million reported in first quarter 2006. Performance-based fees, especially in alternative and quantitative investments, fell. Investment management fees, however, continued to rise on the back of the strong net new money inflows of the first quarter and the higher asset base in the first part of the second quarter.

Operating income
Total operating income in second quarter 2006 was CHF 740 million, down 9% from CHF 809 million in the previous quarter. Institutional revenues were CHF 379 million in second quarter 2006, down from CHF 462 million in first quarter 2006, due to lower performance fees for alternative and quantitative investments. Performance was affected by volatile markets in May and June. To a lesser extent, performance fees in traditional asset classes were also lower. Wholesale intermediary revenues were CHF 361 million in second quarter 2006, up from CHF 347 million in first quarter 2006. This was because of an increase in management fees earned in all investment areas other than alternative and quantitative investments, mirroring the first quarter’s strong net new money in-flows and the higher asset base in the first part of the second quarter.

Operating expenses
Total operating expenses decreased to CHF 406 million in second quarter 2006, down from CHF 435 million a quarter earlier. Personnel expenses were CHF 311 million in second quarter 2006, down from CHF 317 million in first quarter 2006, mainly because of lower accruals for bonuses, reflecting the decline in revenues. This was partly offset by the transfer of DRCM personnel from the Investment Bank. General and administrative expenses decreased to CHF 83 million in second quarter 2006 from CHF 84 million in first quarter 2006. Net charges from other business groups were CHF 6 million in second quarter 2006, CHF 23 million below last quarter’s charges of CHF 29 million, mainly on DRCM charges to the Investment Bank for investment management services.

Personnel

The number of employees was 3,144 on 30 June 2006, up 7% from 2,929 on 31 March 2006, mostly reflecting the inclusion of staff in DRCM.

Financial Businesses
15 August 2006

Investment Bank

In second quarter 2006, the Investment Bank achieved a pre-tax profit of CHF 1,754 million, up 57% from the same period last year. Revenue growth in all business areas more than offset an increase in compensation and general and administrative expenses.

Business Group reporting
		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Equities	2,280	2,844	1,438	(20)	59	5,124	3,084

Fixed income, rates and currencies	2,626	2,448	1,754	7	50	5,074	4,037

Investment banking	795	666	599	19	33	1,461	1,064

Income	5,701	5,958	3,791	(4)	50	11,659	8,185

Adjusted expected credit loss [1]	14	12	10	17	40	26	18

Total operating income	5,715	5,970	3,801	(4)	50	11,685	8,203

Cash components	2,533	2,809	1,724	(10)	47	5,342	3,852

Share-based components [2]	455	385	300	18	52	840	584

Total personnel expenses	2,988	3,194	2,024	(6)	48	6,182	4,436

General and administrative expenses	713	799	469	(11)	52	1,512	962

Services to / from other business units	209	175	149	19	40	384	298

Depreciation of property and equipment	37	37	30	0	23	74	59

Amortization of intangible assets	14	15	13	(7)	8	29	25

Total operating expenses	3,961	4,220	2,685	(6)	48	8,181	5,780

Business Group performance before tax	1,754	1,750	1,116	0	57	3,504	2,423

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the business groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.

Financial Businesses
15 August 2006

Business Group reporting (continued)

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

KPIs

Compensation ratio (%) [1]	52.4	53.6	53.4			53.0	54.2

Cost / income ratio (%) [2]	69.5	70.8	70.8			70.2	70.6

Non-performing loans as a % of lending portfolio, gross	0.1	0.1	0.2

Impaired lending portfolio as a % of lending portfolio, gross	0.2	0.2	0.3

Average VaR (10-day 99%)	408.4	428.7	359.0	(5)	14

Capital return and BIS data

Return on allocated regulatory capital (%) [3]						36.1	28.7

BIS risk-weighted assets	153,847	148,912	142,046	3	8

Goodwill	4,132	4,406	4,215	(6)	(2)

Allocated regulatory capital [4]	19,517	19,297	18,420	1	6

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Deferral (included in adjusted expected credit loss)	58	47	40	23	45	105	73

Client assets (CHF billion)	164	163	161	1	2

Personnel (full-time equivalents)	19,512	18,734	17,430	4	12

1 Personnel expenses / income.  2 Operating expenses / income.  3 Year to date Business Group performance before tax (annualized) / allocated regulatory capital year to date average.  4 10% of BIS risk-weighted assets plus goodwill.

Key performance indicators

The cost / income ratio in second quarter 2006 was 69.5%, down from 70.8% in the same quarter a year earlier. Revenue growth outpaced the rise in expenses despite our continuing investment in the development of new products and services and improvements in our infrastructure. Higher compensation expense, IT and professional fees were mainly responsible for the rise in expenses.

The compensation ratio for second quarter 2006 was 52.4%, down 1.0 percentage point from the same period last year. Revenues grew faster than personnel expenses. Compensation expense increased, driven by higher salaries and personnel numbers plus increased recruiting costs. Bonus accruals rose with revenues. Annual bonuses, however, are determined in fourth quarter.

Market risk for the Investment Bank, as measured by the average 10-day 99% confidence Value at Risk (VaR), fell to CHF 408 million in second quarter 2006 from CHF 429 million in first quarter 2006. Quarter-end VaR was also lower at CHF 390 million compared to CHF 436 million at the end of the previous quarter. Interest rate risk remained the largest contributor to overall Investment Bank VaR while the contribution of equities fell in significance over the period.

The gross lending portfolio at the Investment Bank increased by CHF 19 billion to CHF 105 billion.

The return on adjusted regulatory capital was 36.1% in first half 2006 compared with 28.7% a year earlier as profit rose at a much greater pace than the regulatory capital required.

Risk-weighted assets were CHF 153.8 billion at end-June, up 8% from a year earlier. This mainly reflected higher undrawn credit facilities in global syndicated finance. Higher credit risk on derivatives and broad-based increases in market risk also contributed to the growth.

Initiatives and achievements

UBS launches Sharia-compliant commodities structured product

In June, we announced the launch of an innovative, Sharia-compliant structured commodities product. The product employs financial contracts that follow the guidelines of Islamic law and comprises investment certificates whose performance is linked to a basket of commodities. When it is available, investors will be able to choose from a number of underlying commodities and a range of currencies.

UBS launches commodity strategy index

We launched the UBS Oilfield Strategy Index in June. Based on West Texas Intermediate crude oil (WTI), the new index will allow us to provide clients in the US with structured financial products linked to the index in various maturities and currencies, including US dollars, euros, Swiss francs, and British pound sterling.

Corporate clients

According to data from Dealogic, we ranked seventh in terms of our share of the global fee pool in second quarter 2006 with a year to date market share of 5.0%. In second quarter 2005, we ranked fifth with a market share of 5.3%. In second quarter this year, UBS’s Equity Risk Management team placed first in Equity Derivatives Overall, Equity Index Options and the Single Stock Options categories in Risk magazine’s Corporate End-User Survey 2006.

Institutional clients

We maintained our first place in the global ranking for secondary equity cash commissions for the sixteenth consecutive quarter, according to data from a leading industry survey.
Our equities and fixed income businesses also received a number of prestigious awards in second quarter. Financial News named UBS its European equities house of the decade, based on the results of surveys sent to peers and clients, as well as the votes of its panel. UBS was ranked first for pan-European equity research in the Thomson Extel Survey 2006 for the sixth consecutive year. The survey also placed UBS first in pan-European equity sector research as well as trading and execution. For the fifth consecutive year, UBS was named the leading research firm in Institutional Investor’s All-Asia research survey. Institutional Investor’s sister magazine Alpha, which caters to the hedge fund industry, named UBS the best provider of sell-side research to European hedge funds. UBS also secured the number one position in the Equity category

Global fee pool market share
	Quarter ended		Year ended
	30.6.06	30.6.05	31.12.05	31.12.04

in %	5.0	5.3	5.0	5.1

Rank	7	5	8	6

Source: Dealogic

Financial Businesses
15 August 2006

of Asiamoney‘s 2006 structured products poll for the third year running.

In Institutional Investor magazine’s 2006 All-Europe fixed income research team poll, UBS moved up from fourth to second place, taking the number one position for overall research and high grade credit research.

Significant deals

Mergers and acquisitions

Mergers and acquisitions activity remained strong. During first half 2006, we advised on a total of 202 transactions with a deal volume of USD 398 billion. Compared to the same period last year, UBS’s global deal volume increased by 55%. In Europe, our market share rose to 28.4% from 16.0%. Key deals in the quarter included:
–	joint financial advisor to Euronext on its proposed USD 10 billion merger with the New York Stock Exchange (NYSE)
–	joint financial advisor to Anadarko Petroleum on its USD 23.3 billion acquisitions of Kerr-McGee and Western Gas Resources. UBS also provided a USD 24.0 billion bridge loan to finance the transactions.
–	joint financial advisor and joint corporate broker to BAA, the UK airport management company, on the recommended GBP 16 billion cash offer from a consortium led by Grupo Ferrovial.

Equity underwriting

UBS global equity capital markets deal volumes were USD 16.6 billion in second quarter, almost double the same period last year. Global market share for the quarter on all primary equity products was 8.4%, placing UBS third in the quarter. In first half, UBS also placed third with a market share of 7.6%. Key transactions in the quarter included:
–	joint bookrunner on the USD 11.2 billion IPO of the Bank of China
–	joint bookrunner on the USD 2.1 billion convertible for software security company Symantec
–	joint bookrunner on the EUR 1.4 billion IPO of chemicals group Wacker Chemie.

Fixed income underwriting

Conditions in the primary bond markets remained favorable early in the quarter but became more difficult in June, as investors reacted to growing concerns over rising inflation and slower growth. Overall, primary volumes declined 25% in second quarter compared to first quarter. UBS’s market share of primary volume improved in second quarter to 4.1%, compared to 3.4% last quarter. We lead managed 105 deals during second quarter, including:
–	joint bookrunner on the dual tranche USD 750 million and EUR 1 billion hybrid tier 1 issues for reinsurance company Swiss Re
–	joint bookrunner on the USD 800 million senior note offering for XM Satellite, the leading satellite radio service provider in the United States
–	sole dealer manager on a USD 450 million debt exchange and USD 600 million 10-year offering for Vimpelcom, one of Russia’s leading telecom companies.

Unbundling gathers pace

In an effort to make equity markets more transparent, regulators in the UK require investment managers to clearly separate and delineate the different elements in trading commissions. Broadly, the objective is to make it clear to investors what equity commissions are used for. Though this is primarily a UK regulatory development, the effect is being felt globally as brokers and fund managers have increasingly come to see the “unbundled” model as one that can be used to improve the transparency of their client relationships. Traditionally, institutional investors have paid single “bundled” commission rates for equity trades, a charge that included payment both for the execution of the stock order and for investment research. This made it difficult for an investor to distinguish what was paid for each.
From 1 January 2006, UK fund managers have been obliged by the Financial Services Authority (FSA) to use equity commissions to pay only for execution and research services, and to disclose to their clients the amounts paid for each of those services separately. This necessity to establish separate prices for each service, together with the abolition of soft commissions, and the FSA endorsement of Commission Sharing Agreements (CSAs), have all been catalysts for the unbundling process.
CSAs, a particularly promising industry innovation, give institutional clients the ability to separately choose and reward the firms that provide them with the most efficient execution of trades and the best research. UBS believes its current “hybrid” CSA is a transparent and flexible way for clients seeking an unbundled solution. Under this hybrid model, the total commission on a client’s business is split into an execution part and a research part, with all research providers, whether UBS or one or more third parties, paid from the research part.
The issue of unbundling, seen in its entirety, is a complex and challenging topic for the financial industry. UBS believes it is a fundamentally positive development that will set clearer lines for equity trading and research. As the world’s equity market leader in both

Results

Pre-tax profit in second quarter 2006 was CHF 1,754 million, up 57% from second quarter 2005. Higher revenues in all three business areas more than offset the increase in expenses. Cost levels rose due to higher personnel and general and administrative expenses, mainly reflecting business growth. Compared to first quarter 2006, pre-tax profit was almost unchanged.

Operating income

Total operating income in second quarter 2006 was CHF 5,715 million, up 50% from the same quarter a year earlier.
The equities business posted revenues of CHF 2,280 million in second quarter 2006, up 59% from the same period in 2005. While the quarter started well, investor concerns about the direction of interest rates and higher inflation prompted market conditions to turn less favorable as the quarter progressed. We saw significant growth in our derivatives business, particularly in the Americas. Primary revenues increased partly from our role as joint global coordinator and bookrunner of the Bank of China’s IPO. Cash equity revenues saw solid growth across all regions as volumes increased in the first part of the quarter. Prime brokerage services continued to grow strongly, reflecting the increase in client numbers and customer balances. Equity linked products also had a good quarter, benefiting from the continued recovery in convertibles markets. Equities revenues were further enhanced by gains on the sale of our stakes in the London Stock Exchange and Babcock & Brown. Compared to the strong first quarter 2006, equities revenues were down 20%. Most businesses, except for prime brokerage, experienced declines.

Fixed income, rates and currencies revenues were CHF 2,626 million in second quarter 2006, up 50% from the same quarter a year ago. Our rates business saw strong performances in mortgage-backed securities and derivatives, offsetting a decrease in revenues in energy trading. The credit business saw a year-on-year increase driven by structured investment grade credit trading. We recorded a loss of CHF 30 million relating to Credit Default Swaps (CDSs) hedging our loan exposures, compared to zero in second quarter 2005. Municipal securities revenues were down due to a drop in overall market origination activity, which fell from a very strong prior year quarter. The business activities managed by DRCM on behalf of the Investment Bank recorded higher revenues in second quarter compared with the same period a year earlier. The quarter also saw record results in our research and execution, UBS believes it can be a partner that clients rely on for a clear understanding of the issues involved – in the UK and around the world.
–	In research, UBS consistently has more highly rated analysts than any other broker globally, according to Starmine, which measures analysts based on their stock recommendations. UBS also ranked first in Institutional Investor’s surveys of equity research analysts in Europe, Asia and Latin America and is highly ranked in Japan and the US.
–	In execution, UBS is the world’s largest trader in equities, with one in nine shares traded globally by institutions being handled by the firm. UBS employs state-of-the-art technology and is a major liquidity provider to the 108 stock exchanges of which it is a member, allowing us to execute complex trades on behalf of our clients in all major world markets.
Unbundling should bring increased clarity to the relationship between institutional clients and financial firms, prompting consolidation among the brokers with less scale or expertise. The ongoing cost of developing the sophisticated technology required to secure best execution further supports this trend. Improved transparency will also allow clients to separately identify and reward the best providers of equity trading or research.

UBS has already met with the majority of our largest equity clients to discuss unbundling. To date, nearly half of the investment bank’s UK clients that have decided how they will proceed in the future indicate that they will choose UBS’s hybrid CSA structure. Another quarter or so are only requiring disclosure of commissions, with the remainder choosing other types of structures. UBS believes it has made the necessary investments to give clients an optimal blend of competitive pricing with a superior quality of delivery in both its equity trading and research business, ensuring the firm remains foremost in the minds of any institutional investor looking for a reliable financial partner.

Financial Businesses
15 August 2006

foreign exchange and cash and collateral trading businesses as we successfully converted the larger volumes into higher revenues. Metals, in particular precious metals, performed very well in volatile markets. The gain on the sale of our stake in EBS Group, a provider of electronic broking services, also contributed to the result. Compared to first quarter 2006, fixed income, rates and currencies revenues were up 7%, with revenue increases seen in most businesses.

Investment banking revenues, at CHF 795 million, rose 33% from second quarter 2005. This reflected revenue growth in all regions, particularly in Asia Pacific where our role as global coordinator and bookrunner of the Bank of China IPO was a highlight of the quarter. Revenues from our advisory business showed solid increases. Equity capital markets and leveraged finance saw very strong improvements, while debt capital markets revenues were down from the record result achieved last year. Compared to first quarter 2006, investment banking revenues were up 19%, with growth seen in all businesses.

Operating expenses

Total operating expenses in second quarter 2006 were CHF 3,961 million, up 48% from the same period last year.
Personnel expenses were CHF 2,988 million, up 48% from a year earlier, driven by higher accruals for cash bonuses compared to second quarter 2005, reflecting revenue growth. In addition, salaries increased and the continued growth of our business resulted in higher personnel numbers and increased recruiting costs. Share-based compensation in second quarter was up 52% from second quarter a year earlier, due to the rise in the UBS share price.
General and administrative expenses increased by 52% to CHF 713 million. Professional fees rose, driven by litigation and project expenses, which included costs for DRCM’s transfer. In second quarter 2005, we also reversed a previously made provision for operational risks. IT outsourcing costs also rose, partly because of investments in our equities infrastructure and the continued offshoring capability buildup. Other general and administrative expenses, including travel and occupancy costs, were also up on the year, mainly due to higher business volumes.

Charges from other businesses grew 40% to CHF 209 million compared to second quarter 2005. The increase reflects higher charges from ITI as well as the charges in June by Global Asset Management for managing the Investment Bank’s funds invested in DRCM.
Depreciation expense was CHF 37 million, up 23% on second quarter 2005 due to an increase in property depreciation.

Personnel

The number of employees was 19,512 on 30 June 2006, up 778 or 4% from the end of first quarter 2006 and 2,082 or 12% higher than the same period a year earlier. The transfer of 156 DRCM employees from the Investment Bank to Global Asset Management was more than offset by continued growth in staffing levels. Compared to last quarter, increases were mainly in IT and other logistics areas because of continued investment in infrastructure. We also increased staff numbers in our fixed income rates and currencies business, reflecting our strategic expansion in credit fixed income, rates, commodities and securitized products, and in investment banking businesses.

Corporate Center

The Corporate Center recorded a pre-tax loss of CHF 142 million in second quarter 2006 compared to a loss of CHF 170 million in first quarter 2006 and CHF 289 million in second quarter 2005.

Business Group reporting
	Quarter ended			% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Income	152	142	49	7	210	294	230

Credit loss (expense)/recovery[1]	(19)	28	31			9	143

Total operating income	133	170	80	(22)	66	303	373

Cash components	269	283	244	(5)	10	552	481

Share-based components[2]	27	28	35	(4)	(23)	55	57

Total personnel expenses	296	311	279	(5)	6	607	538

General and administrative expenses	266	314	284	(15)	(6)	580	536

Services to / from other business units	(490)	(465)	(427)	(5)	(15)	(955)	(847)

Depreciation of property and equipment	198	176	230	13	(14)	374	453

Amortization of intangible assets	5	4	3	25	67	9	8

Total operating expenses[3]	275	340	369	(19)	(25)	615	688

Business Group performance from continuing operations before tax	(142)	(170)	(289)	16	51	(312)	(315)

Business Group performance from discontinued operations before tax	0	0	130		(100)	0	266

Business Group performance before tax	(142)	(170)	(159)	16	11	(312)	(49)

Additional information	As at			% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

BIS risk-weighted assets	8,398	9,153	10,368	(8)	(19)

Personnel (full-time equivalents)	4,230	4,059	5,417	4	(22)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,434	1,417	2,930	1	(51)

Personnel for ITI (full-time equivalents)	2,796	2,642	2,487	6	12

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all business groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in the Corporate Center (see note 2 to the financial statements).   2 Additionally includes related social security contributions and expenses related to alternative investment awards.   3 Includes expenses for the Chairman’s Office (comprising the Company Secretary, Board of Directors and Group Internal Audit).

Financial Businesses
15 August 2006

Results

Corporate Center recorded a pre-tax loss from continuing operations of CHF 142 million in second quarter 2006, compared to a loss of CHF 289 million in the same period a year earlier.

Operating income

Total operating income was CHF 133 million in second quarter 2006, up CHF 53 million from CHF 80 million a year ago. This reflected substantially higher income, which was partially offset by a credit loss expense of CHF 19 million – compared to a recovery of CHF 31 million in second quarter 2005.
The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit loss booked in the business units and the actual credit loss recognized in the UBS financial statements. In second quarter 2006, UBS recorded a recovery of CHF 38 million, compared to a recovery of CHF 69 million in second quarter 2005. In the same period, adjusted expected credit loss booked in the business units amounted to a recovery of CHF 57 million. The difference of CHF 19 million was booked in Corporate Center as credit loss expense. In contrast, in second quarter 2005 Corporate Center booked a credit loss recovery.
Total operating income in second quarter 2006 benefited from mark-to-market gains in USD foreign exchange options used to hedge the currency exposure arising from future earnings. Another positive factor was the higher return achieved on the larger equity base. Higher revenues from certain of our interest rate swaps also had a positive impact on operating income. These swaps economically hedge the part of UBS’s Swiss franc mortgage portfolio not funded by Swiss franc deposits and which do not qualify for hedge accounting treatment under IAS 39.

Operating expenses

Total operating expenses were CHF 275 million in second quarter 2006, down by 94 million from CHF 369 million in the same quarter in 2005. Personnel expenses were CHF 296 million, up 6% from CHF 279 million in second quarter 2005. Employees were hired to support business expansion. We also made higher accruals for performance-related compensation. The increase in personnel expenses is also due to hiring in our IT infrastructure business in support of UBS’s business growth. General and administrative expenses decreased 6% to CHF 266 million in second quarter 2006 from a year earlier, mainly due to lower insurance expenses compared with previous years, and global branding expenses. This was partially offset by higher IT infrastructure costs. Other businesses were charged CHF 490 million for services provided by Corporate Center in second quarter 2006, compared to CHF 427 million in the same period a year ago. This is mainly due to higher IT infrastructure costs. Depreciation fell to CHF 198 million from CHF 230 million as several software components came to the end of their depreciation cycle, although that was partially offset by higher expenses on IT infrastructure.

IT infrastructure

In second quarter 2006, the information technology infrastructure cost per full-time employee was CHF 7,080, up CHF 457 from CHF 6,623 in the same period a year earlier. The increase was driven by UBS’s IT infrastructure spending to support the current and future growth of our businesses, partially offset by the ongoing efficiency improvements achieved since ITI’s launch.

Personnel

Compared to first quarter 2006, the number of Corporate Center personnel in second quarter 2006 increased by 171 or 4% to 4,230. Staff numbers in IT infrastructure increased by 154 or 6% to 2,796 employees in support of business growth. Higher staff levels were also recorded in our India service center.

Industrial Holdings

Industrial Holdings
15 August 2006

Industrial Holdings

Income statement

		Quarter ended		% change from		Year to date
CHF million, except where indicated	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Continuing operations

Revenues from industrial holdings	258	289	392	(11)	(34)	547	862

Other income	94	206	72	(54)	31	300	324

Total operating income	352	495	464	(29)	(24)	847	1,186

Personnel expenses	76	91	98	(16)	(22)	167	235

General and administrative expenses	63	69	93	(9)	(32)	132	201

Services to/from other business units	2	3	5	(33)	(60)	5	7

Depreciation of property and equipment	8	11	15	(27)	(47)	19	33

Amortization of intangible assets	1	2	1	(50)	0	3	2

Goods and materials purchased	118	130	186	(9)	(37)	248	410

Total operating expenses	268	306	398	(12)	(33)	574	888

Operating profit from continuing operations before tax	84	189	66	(56)	27	273	298

Tax expense/(benefit)	22	(1)	2			21	68

Net profit from continuing operations	62	190	64	(67)	(3)	252	230

Discontinued operations

Profit from discontinued operations before tax	59	458	57	(87)	4	517	173

Tax expense	0	88	31	(100)	(100)	88	55

Net profit from discontinued operations	59	370	26	(84)	127	429	118

Net profit	121	560	90	(78)	34	681	348

Net profit attributable to minority interests	6	104	54	(94)	(89)	110	114

from continuing operations	6	53	3	(89)	100	59	(2)

from discontinued operations	0	51	51	(100)	(100)	51	116

Net profit attributable to UBS shareholders	115	456	36	(75)	219	571	234

from continuing operations	56	137	61	(59)	(8)	193	232

from discontinued operations	59	319	(25)	(82)		378	2

Private Equity [1]
		As at		% change from
	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Investment[2]	565	683	1,202	(17)	(53)

Portfolio fair value	965	1,078	1,597	(10)	(40)

Additional information	As at or for the quarter ended			% change from		Year to date
	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Cost/income ratio (%)[3]	76.1	61.8	85.8			67.8	74.9

BIS risk-weighted assets	727	1,028	2,748	(29)	(74)

Personnel (full-time equivalents)	6,011	10,007	27,103	(40)	(78)

1 Only comprises financial investments available-for-sale.  2 Historical cost of investments made, less divestments and impairments.  3 Operating expenses/operating income.

Major participations

The Industrial Holdings segment comprises UBS’s private equity investments. Our strategy is to de-emphasize and reduce exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

Results

In second quarter 2006, Industrial Holdings reported a net profit of CHF 121 million, of which CHF 115 million was attributable to UBS shareholders. Of the attributable net profit, CHF 56 million came from continuing operations and CHF 59 million from discontinued operations.

In second quarter 2006, we completed the sale of one of our fully consolidated investments. The realized divestment gain is presented as discontinued operations for Industrial Holdings. Previous income statements have also been restated to reflect this divestment.

Private equity treated as “Financial investments available-for-sale” achieved divestment gains of CHF 119 million in second quarter 2006, with writedowns totaling CHF 6 million.
The level of these investments fell to CHF 565 million on 30 June 2006 from CHF 683 million on 31 March 2006 due to a number of exits that were partially offset by the funding of existing commitments. The fair value of this part of the portfolio was CHF 965 million in second quarter 2006, down slightly from 1,078 million in first quarter because of revaluations and successful divestments. Unfunded commitments on 30 June 2006 were CHF 278 million, down from CHF 323 million at 31 March 2006.

Balance Sheet & Capital Management

Balance Sheet & Capital Management
15 August 2006

Balance Sheet

UBS’s total assets were CHF 2,177 billion on 30 June 2006, up marginally from CHF 2,173 billion on 31 March 2006. Asset growth was driven by increases in the trading portfolio (up CHF 59 billion), positive replacement values (up CHF 18 billion) and loans to customers (up CHF 13 billion). This was largely offset by a drop in collateral trading (down CHF 99 billion). Currency fluctuations in second quarter 2006 cut underlying balance sheet growth by CHF 77 billion.

Lending and borrowing

Loans to customers totaled CHF 281 billion on 30 June 2006, up from CHF 268 billion on 31 March 2006. The gross lending portfolio in the Investment Bank rose in second quarter, mainly reflecting increased short-term interbank exposure and the reclassification of previously reported positions. To a lesser extent, it was also due to rising commercial lending in global syndicated finance. Lending to US mortgage originators fell slightly in the period.

Higher lending activity was recorded in the Global Wealth Management & Business Banking Business Group, driven by growth in the Swiss mortgage business and collateralized lending in the international wealth management business, partly offset by the US dollar’s fall against the Swiss franc.
UBS’s borrowing position rose CHF 55 billion, mainly driven by a shift from repos to uncollateralized borrowing related to the funding of DRCM’s assets after its launch in June and from the prime brokerage business in Europe.

Repo and securities borrowing / lending

Cash collateral on securities borrowed and reverse repurchase agreements stood at CHF 718 billion on 30 June 2006, down CHF 99 billion from 31 March 2006. This drop stems largely from the fixed income matched book (a portfolio comprised of assets and liabilities with equal maturities and equal value, so that market risks cancel out), as the business controlled volume growth and realized additional netting opportunities. Additionally, equity financing activities decreased, reflecting the end of the European dividend season in May.

Trading portfolio / derivative instruments

Between 31 March 2006 and 30 June 2006, trading assets increased CHF 59 billion to CHF 751 billion. Trading assets inventory in debt instruments rose by CHF 69 billion, mainly due to higher positions in government, corporate and asset-backed securities. In precious metals, they were up CHF 3 billion, and in traded loans they increased by CHF 2 billion. Equity instruments dropped by CHF 14 billion on declining equity markets.

The replacement value of derivative instruments increased by CHF 18 billion to CHF 316 billion due to movements in interest rates and currencies.

Capital Management

Risk-weighted assets stood at CHF 315.9 billion, up CHF 4.1 billion from 31 March 2006. Off-balance sheet positions rose, mainly due to undrawn credit facilities provided to corporate clients in the Investment Bank’s syndicated finance business. There was a slight increase in risk-weighted assets on our balance sheet, mainly in our Investment Bank, reflecting the net effect of higher money market lending almost fully offset by lower collateral trading after the completion of the European dividend season, the reduced US mortgage origination business and the decrease in the matched book volume (see balance sheet text for more details).

BIS Tier 1 capital on 30 June 2006 stood at CHF 38.4 billion, down from CHF 40.3 billion on 31 March 2006, driven by the announced acquisitions of Banco Pactual, Piper Jaffray and ABN AMRO’s global futures and options business, which reduced Tier 1 capital by CHF 3.9 billion and the Tier 1 ratio by 1.2 percentage points. Dividend accruals, currency impacts and share repurchases further reduced BIS Tier 1 capital. These effects were largely offset by our strong quarterly net profit. We also issued USD 1,000 million in trust preferred stock in May, leading to a net increase of USD 700 million in Tier 1 capital following redemptions of USD 300 million later in the quarter. As a result, the BIS Tier 1 ratio was 12.2% on 30 June 2006, down from 12.9% on 31 March 2006. Total capital was CHF 45.3 billion, up from CHF 44.0 billion at March 2006, because of the new issuance of lower Tier 2 capital securities.

Recent corporate actions (number of shares on
a pre-split basis)

Annual dividend, par value repayment

In April, after receiving shareholder approval by the Annual General Meeting (AGM), we paid an annual dividend for the 2005 financial year of CHF 3.20 a share. In total, CHF 3.2 billion was paid out to our shareholders. On 12 July 2006, we also made a par value repayment of CHF 0.60 a share, allowing shareholders to benefit from the sale of Private Banks & GAM in 2005.

Creation of conditional capital

At the same AGM, UBS also received shareholder permission to create conditional capital of a maximum of 75 million shares to fund employee share option programs.

BIS capital and ratios

		As at		% change from
CHF million, except where indicated	30.6.06	31.3.06	31.12.05	31.3.06	31.12.05

Risk-weighted assets	315,924	311,827	310,409	1	2

BIS Tier 1 capital	38,402	40,314	39,943	(5)	(4)

of which hybrid Tier 1 capital [1]	5,604	4,974	4,975	13	13

BIS total capital	45,330	43,968	43,917	3	3

Tier 1 (%)	12.2	12.9	12.9

of which hybrid Tier 1 capital (%) [1]	1.8	1.6	1.6

Total BIS (%)	14.3	14.1	14.1

1 Trust preferred securities.

UBS shares and market capitalization1

		As at		% change from
Number of shares, except where indicated	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Total ordinary shares issued	2,178,960,044	2,178,431,246	2,255,838,150	0	(3)

Second trading line treasury shares

2004 program	0	0	(79,870,188)

2005 program	(74,200,000)	(74,200,000)	(12,100,000)

2006 program	(4,320,000)	0	0

Shares outstanding for market capitalization	2,100,440,044	2,104,231,246	2,163,867,962	0	(3)

Share price (CHF)	67.00	71.60	50.00	(6)	34

Market capitalization (CHF million)	140,729	150,663	108,193	(7)	30

Total treasury shares	202,183,442	180,116,142	223,731,758	12	(10)

1 All figures reflect the 2-for-1 share split made on 10 July 2006.

Balance Sheet & Capital Management
15 August 2006

End of 2005/2006 buyback program

Shareholders also approved the cancellation of a total of 37,100,000 shares bought back under the 2005/2006 share buyback program. The shares were canceled on 5 July 2006.

2-for-1 share split

In addition, shareholders approved a 2-for-1 share split, which was effected on 10 July 2006.

Treasury shares (number of shares on a post-split basis)

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.

Our holding of own shares rose to 202,183,442, or 9.3% of shares issued on 30 June 2006, from 180,116,142, or 8.3% of all shares issued on 31 March 2006. The rise reflects shares bought under our buyback program (so-called “second line”) as well as shares bought to satisfy future employee share and option program obligations (so-called “first line”).
Of the treasury shares held at quarter-end, 78,520,000 were bought for cancellation whereas the other 123,663,442 mainly cover employee share and option programs, and, to a limited extent, market-making activities at the Investment Bank. The Investment Bank acts as a market maker in UBS shares and derivatives in UBS shares. It issues derivatives to retail and institutional investors and may hold shares to hedge these products. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

2006/2007 buyback program (number of shares on a
post-split basis)

Our policy is to invest in the growth of our businesses by growing organically or with bolt-on acquisitions. Our strong balance sheet and high return on equity allow us to do this from internal resources. After exploiting opportunities to invest in growth, we will continue to return excess capital to our shareholders through dividends, par value reductions and, ultimately, through share buybacks, while maintaining our BIS Tier 1 ratio at a high level.

Under the current 2006/2007 second line buyback program, 4,320,000 shares were purchased at an average price of CHF 69.72, representing a total cost of CHF 301 million. Our share buybacks in first half were fairly limited because of the use of capital for the acquisitions agreed in the period and further repurchases of UBS shares made on the first trading line for employee compensation purposes. The value of “first line” buybacks continues to grow in line with the value of share-based compensation.
The second line program, which runs until 7 March 2007, allows us to repurchase up to CHF 5 billion in shares in total. Under current assumptions, it seems unlikely that we will use the 2006/2007 buyback program to the full extent possible. We will seek approval for the cancellation of shares bought back under this program from the Annual General Meeting in April 2007.

Financial Statements

Financial Statements
15 August 2006

Financial Statements

Income statement (unaudited)

			Quarter ended		% change from		Year to date
CHF million, except per share data	Note	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Continuing operations

Interest income	3	21,339	19,046	15,535	12	37	40,385	28,072

Interest expense	3	(20,031)	(17,196)	(13,336)	16	50	(37,227)	(23,201)

Net interest income	3	1,308	1,850	2,199	(29)	(41)	3,158	4,871

Credit loss (expense)/recovery		38	83	69	(54)	(45)	121	206

Net interest income after credit loss expense		1,346	1,933	2,268	(30)	(41)	3,279	5,077

Net fee and commission income	4	6,422	6,229	5,128	3	25	12,651	10,027

Net trading income	3	3,793	3,701	1,568	2	142	7,494	3,485

Other income	5	590	723	197	(18)	199	1,313	635

Revenues from industrial holdings		258	289	392	(11)	(34)	547	862

Total operating income		12,409	12,875	9,553	(4)	30	25,284	20,086

Personnel expenses	6	6,013	6,291	4,713	(4)	28	12,304	9,819

General and administrative expenses	7	1,817	1,973	1,555	(8)	17	3,790	3,081

Depreciation of property and equipment		304	281	333	8	(9)	585	656

Amortization of intangible assets		33	36	32	(8)	3	69	63

Goods and materials purchased		118	130	186	(9)	(37)	248	410

Total operating expenses		8,285	8,711	6,819	(5)	21	16,996	14,029

Operating profit from continuing operations before tax		4,124	4,164	2,734	(1)	51	8,288	6,057

Tax expense		933	841	568	11	64	1,774	1,270

Net profit from continuing operations		3,191	3,323	2,166	(4)	47	6,514	4,787

Discontinued operations

Profit from discontinued operations before tax		59	458	187	(87)	(68)	517	439

Tax expense		0	88	60	(100)	(100)	88	100

Net profit from discontinued operations		59	370	127	(84)	(54)	429	339

Net profit		3,250	3,693	2,293	(12)	42	6,943	5,126

Net profit attributable to minority interests		103	189	146	(46)	(29)	292	354

from continuing operations		103	138	95	(25)	8	241	238

from discontinued operations		0	51	51	(100)	(100)	51	116

Net profit attributable to UBS shareholders		3,147	3,504	2,147	(10)	47	6,651	4,772

from continuing operations		3,088	3,185	2,071	(3)	49	6,273	4,549

from discontinued operations		59	319	76	(82)	(22)	378	223

Earnings per share

Basic earnings per share (CHF)	8	1.58	1.78	1.05	(11)	50	3.36	2.35

from continuing operations		1.55	1.61	1.01	(4)	53	3.16	2.24

from discontinued operations		0.03	0.17	0.04	(82)	(25)	0.20	0.11

Diluted earnings per share (CHF)	8	1.51	1.69	1.01	(11)	50	3.21	2.24

from continuing operations		1.48	1.54	0.98	(4)	51	3.03	2.14

from discontinued operations		0.03	0.15	0.03	(80)	0	0.18	0.10

Balance sheet (unaudited)

% change from
CHF million	30.6.06	31.3.06	31.12.05	31.12.05

Assets

Cash and balances with central banks	4,584	5,661	5,359	(14)

Due from banks	47,668	38,695	33,644	42

Cash collateral on securities borrowed	321,439	356,578	300,331	7

Reverse repurchase agreements	397,055	460,657	404,432	(2)

Trading portfolio assets	564,226	522,575	499,297	13

Trading portfolio assets pledged as collateral	186,699	169,110	154,759	21

Positive replacement values	315,568	297,740	333,782	(5)

Financial assets designated at fair value	1,074	895	1,153	(7)

Loans	280,602	268,026	269,969	4

Financial investments	7,091	6,681	6,551	8

Accrued income and prepaid expenses	9,236	10,671	8,918	4

Investments in associates	1,600	1,569	2,956	(46)

Property and equipment	6,739	6,916	9,423	(28)

Goodwill and other intangible assets	11,685	12,420	13,486	(13)

Other assets	21,409	15,024	16,190	32

Total assets	2,176,675	2,173,218	2,060,250	6

Liabilities

Due to banks	166,366	137,134	124,328	34

Cash collateral on securities lent	86,620	83,545	77,267	12

Repurchase agreements	482,294	555,995	478,508	1

Trading portfolio liabilities	206,757	205,223	188,631	10

Negative replacement values	313,639	295,917	337,663	(7)

Financial liabilities designated at fair value	124,934	129,581	117,401	6

Due to customers	502,170	468,607	451,533	11

Accrued expenses and deferred income	15,475	15,129	18,392	(16)

Debt issued	170,570	173,557	160,710	6

Other liabilities	56,324	55,109	53,874	5

Total liabilities	2,125,149	2,119,797	2,008,307	6

Equity

Share capital	872	871	871	0

Share premium	9,441	9,158	9,992	(6)

Net gains / (losses) not recognized in the income statement, net of tax	(598)	279	(182)	(229)

Revaluation reserve from step acquisitions, net of tax	38	38	101	(62)

Retained earnings	47,851	47,918	44,414	8

Equity classified as obligation to purchase own shares	(198)	(119)	(133)	(49)

Treasury shares	(11,941)	(10,295)	(10,739)	(11)

Equity attributable to UBS shareholders	45,465	47,850	44,324	3

Equity attributable to minority interests	6,061	5,571	7,619	(20)

Total equity	51,526	53,421	51,943	(1)

Total liabilities and equity	2,176,675	2,173,218	2,060,250	6

Financial Statements
15 August 2006

Statement of changes in equity (unaudited)

	For the six-month period ended
CHF million	30.6.06	30.6.05

Share capital

Balance at the beginning of the period	871	901

Issue of share capital	1	1

Balance at the end of the period	872	902

Share premium

Balance at the beginning of the period	9,992	9,231

Premium on shares issued and warrants exercised	397	148

Net premium / (discount) on treasury share and own equity derivative activity	(123)	(184)

Employee share and share option plans	(825)	248

Balance at the end of the period	9,441	9,443

Net gains / (losses) not recognized in the income statement, net of tax

Foreign currency translation

Balance at the beginning of the period	(432)	(2,520)

Movements during the period	(1,412)	1,712

Subtotal – balance at the end of the period	(1,844)	(808)

Net unrealized gains / (losses) on available-for-sale investments, net of tax

Balance at the beginning of the period	931	761

Net unrealized gains / (losses) on available-for-sale investments	1,299	230

Impairment charges reclassified to the income statement	11	42

Realized gains reclassified to the income statement	(346)	(207)

Realized losses reclassified to the income statement	1	27

Subtotal – balance at the end of the period	1,896	853

Change in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the period	(681)	(322)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(88)	(505)

Net realized (gains) / losses reclassified to the income statement	119	157

Subtotal – balance at the end of the period	(650)	(670)

Balance at the end of the period	(598)	(625)

Revaluation reserve from step acquisitions, net of tax

Balance at the beginning of the period	101	90

Movements during the period	(63)	0

Balance at the end of the period	38	90

Retained earnings

Balance at the beginning of the period	44,414	37,001

Net profit attributable to UBS shareholders for the period	6,651	4,772

Dividends paid	(3,214)	(3,105)

Balance at the end of the period	47,851	38,668

Equity classified as obligation to purchase own shares

Balance at the beginning of the period	(133)	(96)

Movements during the period	(65)	42

Balance at the end of the period	(198)	(54)

Statement of changes in equity (continued) (unaudited)

	For the six-month period ended
CHF million	30.6.06	30.6.05

Treasury shares

Balance at the beginning of the period	(10,739)	(11,105)

Acquisitions	(4,449)	(2,935)

Disposals	3,247	3,618

Balance at the end of the period	(11,941)	(10,422)

Equity attributable to UBS shareholders	45,465	38,002

Equity attributable to minority interests

Balance at the beginning of the period	7,619	5,426

Issuance of preferred securities	1,219	1,539

Other increases	17	27

Decreases and dividend payments	(2,782)	(359)

Foreign currency translation	(304)	431

Minority interest in net profit	292	354

Balance at the end of the period	6,061	7,418

Total equity	51,526	45,420

Financial Statements
15 August 2006

Statement of cash flows (unaudited)

	For the six-month period ended
CHF million	30.6.06	30.6.05

Cash flow from/(used in) operating activities

Net profit	6,943	5,126

Adjustments to reconcile net profit to cash flow from/(used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	632	775

Amortization of other intangible assets	112	160

Credit loss expense/(recovery)	(121)	(206)

Equity in income of associates	(107)	(83)

Deferred tax expense/(benefit)	449	43

Net loss/(gain) from investing activities	(1,512)	(480)

Net loss/(gain) from financing activities	(181)	567

Net (increase)/decrease in operating assets:

Net due from/to banks	43,422	1,229

Reverse repurchase agreements and cash collateral on securities borrowed	(13,731)	(126,891)

Trading portfolio and net replacement values	(64,748)	(73,137)

Loans/due to customers	40,125	22,459

Accrued income, prepaid expenses and other assets	(8,005)	(3,044)

Net increase/(decrease) in operating liabilities:

Repurchase agreements and cash collateral on securities lent	13,139	130,918

Accrued expenses and other liabilities	3,907	10,966

Income taxes paid	(1,948)	(1,301)

Net cash flow from/(used in) operating activities	18,376	(32,899)

Cash flow from/(used in) investing activities

Investments in subsidiaries and associates	(521)	(392)

Disposal of subsidiaries and associates	929	631

Purchase of property and equipment	(801)	(665)

Disposal of property and equipment	578	301

Net (investment in)/divestment of financial investments	1,411	(489)

Net cash flow from/(used in) investing activities	1,596	(614)

Cash flow from/(used in) financing activities

Net money market paper issued/(repaid)	4,465	29,768

Net movements in treasury shares and own equity derivative activity	(1,753)	895

Capital issuance	1	1

Dividends paid	(3,214)	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	62,484	34,269

Repayment of long-term debt, including financial liabilities designated at fair value	(46,072)	(12,258)

Increase in minority interests	1,219	1,546

Dividend payments to/purchase from minority interests	(726)	(359)

Net cash flow from/(used in) financing activities	16,404	50,757

Effects of exchange rate differences	(3,354)	6,412

Net increase/(decrease) in cash and cash equivalents	33,022	23,656

Cash and cash equivalents, beginning of the period	91,042	87,091

Cash and cash equivalents, end of the period	124,064	110,747

Cash and cash equivalents comprise:

Cash and balances with central banks	4,584	3,653

Money market paper[1]	77,466	64,766

Due from banks with original maturity of less than three months	42,014	42,328

Total	124,064	110,747

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 13,065 million and CHF 6,347 million were pledged on 30 June 2006 and 30 June 2005, respectively.

Cash paid for interest was CHF 36,106 million and CHF 18,364 million during first half 2006 and first half 2005, respectively.

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (Financial Statements) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 Interim Financial Reporting. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements on 31 December 2005 and for the year then ended except for the changes set out below. The interim Financial Statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods have been made. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2005.

On 2 June 2006, UBS issued a restated Financial Report 2005 to present Motor-Columbus, a financial holding company with a significant interest in the Atel Group that was sold on 23 March 2006, as a discontinued operation.
UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Changes in accounting policies

Amendment to the fair value option

In June 2005, the IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option (“Revised Fair Value Option”). UBS adopted the Revised Fair Value Option for financial instruments on a prospective basis on 1 January 2006.
Prior to 1 January 2006, UBS designated almost all of its issued hybrid debt instruments as financial liabilities held at fair value through profit and loss. These liabilities are presented in a separate line on the face of the balance sheet. A small amount of financial assets were also designated as financial assets held at fair value through profit and loss, and they are likewise presented in a separate line. A financial instrument may only be designated at inception as held at fair value through profit and loss and cannot subsequently be changed. All fair value changes related to financial instruments held at fair value through profit and loss are recognized in Net trading income. Under the Revised Fair Value Option, UBS continues to account for these existing financial instruments as financial assets and financial liabilities at fair value through profit or loss as the conditions for designating these instruments as held at fair value through profit and loss continue to be met on the basis that they are either hybrid instruments which would otherwise have to be bifurcated into debt host contracts and embedded derivatives or because they are items that are part of a portfolio which is risk managed on a fair value basis and reported to senior management as such. In second quarter 2006, UBS started applying the fair value option to certain new loans and loan commitments and expects to extend the application of the fair value option to other loans and loan commitments in the second half of 2006. These loans and loan commitments are hedged, at inception, with credit derivatives.

Financial Statements
15 August 2006

Note 2 Reporting by Business Group

For the six months ended 30 June 2006

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports seven business segments.

Income

Credit loss (expense)/recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Center.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to/from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

						Industrial
Financial Businesses						Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking
Switzerland	US	Switzerland

5,389	2,858	2,567	1,549	11,659	294	847	25,163

(2)	0	92	0	31	0	0	121

5,387	2,858	2,659	1,549	11,690	294	847	25,284

1,621	1,860	1,239	628	6,182	607	167	12,304

421	438	540	167	1,512	580	132	3,790

730	135	(334)	35	384	(955)	5	0

39	36	32	11	74	374	19	585

4	24	0	0	29	9	3	69

						248	248

2,815	2,493	1,477	841	8,181	615	574	16,996

2,572	365	1,182	708	3,509	(321)	273	8,288

						517	517

2,572	365	1,182	708	3,509	(321)	790	8,805

							1,774

							88

							6,943

5,389	2,858	2,567	1,549	11,659	294	847	25,163

(15)	0	101	0	26	9	0	121

5,374	2,858	2,668	1,549	11,685	303	847	25,284

1,621	1,860	1,239	628	6,182	607	167	12,304

421	438	540	167	1,512	580	132	3,790

730	135	(334)	35	384	(955)	5	0

39	36	32	11	74	374	19	585

4	24	0	0	29	9	3	69

						248	248

2,815	2,493	1,477	841	8,181	615	574	16,996

2,559	365	1,191	708	3,504	(312)	273	8,288

						517	517

2,559	365	1,191	708	3,504	(312)	790	8,805

							1,774

							88

							6,943

Financial Statements
15 August 2006

Note 2 Reporting by Business Group

For the six months ended 30 June 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length. The presentation of the business segments below reflects UBS’s organization structure and management responsibilities. UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments: Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM (which was sold on 2 December 2005) and Corporate Functions. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Income

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of intangible assets

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth
International &	Management	Business Banking			Private	Corporate
Switzerland	US	Switzerland			Banks & GAM	Functions

4,236	2,454	2,471	1,118	8,185		230	1,186	19,880

(7)	0	142	0	71		0	0	206

4,229	2,454	2,613	1,118	8,256		230	1,186	20,086

1,252	1,663	1,234	461	4,436		538	235	9,819

383	384	473	142	962		536	201	3,081

681	117	(317)	61	298		(847)	7	0

36	30	35	10	59		453	33	656

4	24	0	0	25		8	2	63

							410	410

2,356	2,218	1,425	674	5,780		688	888	14,029

1,873	236	1,188	444	2,476		(458)	298	6,057

					261	5	173	439

1,873	236	1,188	444	2,476	261	(453)	471	6,496

								1,270

								100

								5,126

4,236	2,454	2,471	1,118	8,185		230	1,186	19,880

(2)	(2)	49	0	18		143	0	206

4,234	2,452	2,520	1,118	8,203		373	1,186	20,086

1,252	1,663	1,234	461	4,436		538	235	9,819

383	384	473	142	962		536	201	3,081

681	117	(317)	61	298		(847)	7	0

36	30	35	10	59		453	33	656

4	24	0	0	25		8	2	63

							410	410

2,356	2,218	1,425	674	5,780		688	888	14,029

1,878	234	1,095	444	2,423		(315)	298	6,057

					251	15	173	439

1,878	234	1,095	444	2,423	251	(300)	471	6,496

								1,270

								100

								5,126

Financial Statements
15 August 2006

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the tables on the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net interest and trading income

		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Net interest income	1,308	1,850	2,199	(29)	(41)	3,158	4,871

Net trading income	3,793	3,701	1,568	2	142	7,494	3,485

Total net interest and trading income	5,101	5,551	3,767	(8)	35	10,652	8,356

Breakdown by business activity

		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Equities	927	1,466	717	(37)	29	2,393	1,653

Fixed income	1,919	1,829	1,227	5	56	3,748	2,975

Foreign exchange	424	491	305	(14)	39	915	677

Other	107	99	79	8	35	206	144

Net income from trading activities	3,377	3,885	2,328	(13)	45	7,262	5,449

Net income from interest margin products	1,455	1,396	1,313	4	11	2,851	2,609

Net income from treasury and other activities	269	270	126	0	113	539	298

Total net interest and trading income	5,101	5,551	3,767	(8)	35	10,652	8,356

Note 3 Net Interest and Trading Income (continued)

Net interest income
		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Interest income

Interest earned on loans and advances	3,488	3,227	2,964	8	18	6,715	5,272

Interest earned on securities borrowed and reverse repurchase agreements	9,770	8,980	5,381	9	82	18,750	9,547

Interest and dividend income from trading portfolio	8,021	6,812	7,154	18	12	14,833	13,203

Interest income on financial assets designated at fair value	7	10	0	(30)		17	1

Interest and dividend income from financial investments	53	17	36	212	47	70	49

Total	21,339	19,046	15,535	12	37	40,385	28,072

Interest expense

Interest on amounts due to banks and customers	4,310	3,634	2,568	19	68	7,944	4,538

Interest on securities lent and repurchase agreements	8,466	7,838	4,764	8	78	16,304	8,498

Interest and dividend expense from trading portfolio	4,360	3,012	4,277	45	2	7,372	7,093

Interest on financial liabilities designated at fair value	1,073	1,045	526	3	104	2,118	953

Interest on debt issued	1,822	1,667	1,201	9	52	3,489	2,119

Total	20,031	17,196	13,336	16	50	37,227	23,201

Net interest income	1,308	1,850	2,199	(29)	(41)	3,158	4,871

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Equities	1,658	1,867	1,033	(11)	61	3,525	1,660

Fixed income [2]	1,360	846	(75)	61		2,206	547

Foreign exchange and other	775	988	610	(22)	27	1,763	1,278

Net trading income	3,793	3,701	1,568	2	142	7,494	3,485

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).   2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF 2,902 million for the quarter ended 30 June 2006, CHF (2,721) million for the quarter ended 31 March 2006, and CHF (1,086) million for the quarter ended 30 June 2005 related to Financial liabilities designated at fair value. For the quarter ended 30 June 2006, CHF 2,089 million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 813 million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to Financial liabilities designated at fair value.

Financial Statements
15 August 2006

Note 4 Net Fee and Commission Income
		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Equity underwriting fees	550	335	302	64	82	885	634

Debt underwriting fees	386	358	422	8	(9)	744	792

Total underwriting fees	936	693	724	35	29	1,629	1,426

Corporate finance fees	429	349	387	23	11	778	574

Brokerage fees	2,096	2,103	1,549	0	35	4,199	3,144

Investment fund fees	1,475	1,448	1,125	2	31	2,923	2,204

Fiduciary fees	60	58	52	3	15	118	101

Custodian fees	324	307	291	6	11	631	561

Portfolio and other management and advisory fees	1,539	1,586	1,218	(3)	26	3,125	2,457

Insurance-related and other fees	138	107	91	29	52	245	180

Total securities trading and investment activity fees	6,997	6,651	5,437	5	29	13,648	10,647

Credit-related fees and commissions	66	65	75	2	(12)	131	149

Commission income from other services	268	275	253	(3)	6	543	493

Total fee and commission income	7,331	6,991	5,765	5	27	14,322	11,289

Brokerage fees paid	521	447	375	17	39	968	746

Other	388	315	262	23	48	703	516

Total fee and commission expense	909	762	637	19	43	1,671	1,262

Net fee and commission income	6,422	6,229	5,128	3	25	12,651	10,027

Note 5 Other Income
		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Associates and subsidiaries

Net gains/(losses) from disposals of consolidated subsidiaries	1	3	0	(67)		4	8

Net gains from disposals of investments in associates	0	0	0			0	0

Total	1	3	0	(67)		4	8

Financial investments available-for-sale

Net gains from disposals	392	420	31	(7)		812	150

Impairment charges	(4)	(1)	(5)	(300)	20	(5)	(24)

Total	388	419	26	(7)		807	126

Net income from investments in property[1]	10	10	10	0	0	20	22

Equity in income of associates	32	46	2	(30)		78	34

Net gains/(losses) from investment properties[2]	5	4	5	25	0	9	8

Other	60	35	82	71	(27)	95	113

Total other income from Financial Businesses	496	517	125	(4)	297	1,013	311

Other income from Industrial Holdings	94	206	72	(54)	31	300	324

Total other income	590	723	197	(18)	199	1,313	635

1 Includes net rent received from third parties and net operating expenses.   2 Includes unrealized and realized gains/(losses) from investment properties at fair value.

Note 6 Personnel Expenses
		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Salaries and bonuses	4,895	5,070	3,714	(3)	32	9,965	7,819

Contractors	200	198	214	1	(7)	398	412

Insurance and social security contributions	327	393	269	(17)	22	720	586

Contribution to retirement plans	179	256	169	(30)	6	435	361

Other personnel expenses	412	374	347	10	19	786	641

Total personnel expenses	6,013	6,291	4,713	(4)	28	12,304	9,819

Note 7 General and Administrative Expenses
		Quarter ended		% change from		Year to date
CHF million	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Occupancy	341	346	308	(1)	11	687	606

Rent and maintenance of IT and other equipment	168	160	156	5	8	328	304

Telecommunications and postage	220	222	217	(1)	1	442	408

Administration	171	255	199	(33)	(14)	426	405

Marketing and public relations	153	148	135	3	13	301	287

Travel and entertainment	225	196	181	15	24	421	326

Professional fees	225	192	156	17	44	417	285

Outsourcing of IT and other services	257	243	211	6	22	500	400

Other	57	211	(8)	(73)		268	60

Total general and administrative expenses	1,817	1,973	1,555	(8)	17	3,790	3,081

Financial Statements
15 August 2006

Note 8 Earnings per Share (EPS) and Shares Outstanding
		Quarter ended		% change from		Year to date
	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	3,147	3,504	2,147	(10)	47	6,651	4,772

from continuing operations	3,088	3,185	2,071	(3)	49	6,273	4,549

from discontinued operations	59	319	76	(82)	(22)	378	223

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	3,147	3,504	2,147	(10)	47	6,651	4,772

Less: (Profit)/loss on equity derivative contracts	(15)	(2)	(5)	(650)	(200)	(11)	(4)

Net profit attributable to UBS shareholders for diluted EPS	3,132	3,502	2,142	(11)	46	6,640	4,768

from continuing operations	3,073	3,183	2,074	(3)	48	6,262	4,556

from discontinued operations	59	319	68	(82)	(13)	378	212

		Quarter ended		% change from		Year to date
Weighted average shares outstanding	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Weighted average shares outstanding[1]	1,990,096,468	1,974,003,034	2,043,295,760	1	(3)	1,982,049,752	2,032,452,268

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, options and warrants outstanding	83,187,777	93,816,948	82,870,580	(11)	0	87,632,548	96,742,666

Weighted average shares outstanding for diluted EPS	2,073,284,245	2,067,819,982	2,126,166,340	0	(2)	2,069,682,300	2,129,194,934

		Quarter ended		% change from		Year to date
Earnings per share (CHF)	30.6.06	31.3.06	30.6.05	1Q06	2Q05	30.6.06	30.6.05

Basic	1.58	1.78	1.05	(11)	50	3.36	2.35

from continuing operations	1.55	1.61	1.01	(4)	53	3.16	2.24

from discontinued operations	0.03	0.17	0.04	(82)	(25)	0.20	0.11

Diluted	1.51	1.69	1.01	(11)	50	3.21	2.24

from continuing operations	1.48	1.54	0.98	(4)	51	3.03	2.14

from discontinued operations	0.03	0.15	0.03	(80)	0	0.18	0.10

		As at		% change from
Shares outstanding	30.6.06	31.3.06	30.6.05	31.3.06	30.6.05

Total ordinary shares issued	2,178,960,044	2,178,431,246	2,255,838,150	0	(3)

Second trading line treasury shares

2004 program	0	0	79,870,188

2005 program	74,200,000	74,200,000	12,100,000

2006 program	4,320,000

Other treasury shares	123,663,442	105,916,142	131,761,570	17	(6)

Total treasury shares	202,183,442	180,116,142	223,731,758	12	(10)

Shares outstanding	1,976,776,602	1,998,315,104	2,032,106,392	(1)	(3)

1 Includes an average of 199,811 and 57,892 exchangeable shares for the quarters ended 30 June 2006 and 31 March 2006, respectively, and a year to date average of 128,851 shares for 30 June 2006 that can be exchanged into the same number of UBS shares.

All share and earnings per share figures reflect the 2-for-1 share split made on 10 July 2006.

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

		Spot rate			Average rate		Average rate
		As at			Quarter ended		Year to date
	30.6.06	31.3.06	30.6.05	30.6.06	31.3.06	30.6.05	30.6.06	30.6.05

1 USD	1.22	1.30	1.28	1.23	1.30	1.25	1.26	1.21

1 EUR	1.56	1.58	1.55	1.56	1.57	1.55	1.57	1.55

1 GBP	2.26	2.27	2.30	2.27	2.28	2.28	2.27	2.26

100 JPY	1.07	1.11	1.16	1.08	1.11	1.15	1.09	1.14

Note 10 Changes in organization

Acquisitions announced in second quarter 2006

Banco Pactual S.A.

On 9 May 2006, UBS announced that it had signed an agreement to acquire Banco Pactual, a bank based in Brazil. Banco Pactual offers a broad range of services in investment banking, asset management and wealth management. In the Brazilian market, Banco Pactual is a significant participant in equity and debt underwriting and government bond dealer activities as well as in other investment banking activities. As of 30 June 2006, the asset management business had USD 20.2 billion in assets under management, and the wealth management business comprises USD 4.6 billion in assets under management.
Under the terms of the transaction, UBS will purchase Banco Pactual for an up front payment of USD 1.0 billion and a further payment of USD 1.6 billion in five years, subject to certain performance conditions. In addition, UBS will estab-

lish a retention pool of up to USD 500 million for Banco Pactual and UBS employees, payable beginning five years after closing of the transaction. The present value of the purchase price, which excludes the retention pool, is approximately USD 2.2 billion. This acquisition is subject to regulatory approvals and is expected to close in second half 2006.

ABN AMRO’s Global Futures and Options Business

On 25 May 2006, UBS announced that it would acquire the global futures and options business of ABN AMRO for a cash consideration of USD 386 million plus the value of the business’s net tangible assets at the date of closing. The ABN AMRO futures and options business provides clearing and execution services on a global basis. This acquisition is expected to close in second half 2006, subject to regulatory approval. The acquisition will be integrated into the Prime Services business within the Equities business of UBS Investment Bank.

Note 11 Post-Balance Sheet Events

In connection with a strategy review for its business, Wealth Management US is also in the process of reviewing office space planning. A first result of this review was the decision not to use office space rented by UBS under a long-term contract in a new building in New Jersey. On 20 July 2006, senior management approved a proposal to enter into a 10-year sublease contract with an external party for the unused office space. Under the terms of this contract, which was signed on 27 July 2006, the sublease income is not sufficient to cover the rent UBS pays under its original contract and costs incurred for arranging the sublease. UBS will record a provision of approximately USD 115 million (CHF 140 million) to cover the shortfall from this onerous lease contract in third quarter 2006. The majority of the charge for the provision will be borne by Wealth Management US and the remainder by Corporate Center.

The second quarter 2006 financial statements were authorized for issue on 10 August 2006 by the Board of Directors and the Audit Committee.

UBS Registered Shares
15 August 2006

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters

virt-x	UBSN VX	UBSN.VX

New York Stock Exchange	UBS US	UBS.N

Tokyo Stock Exchange	8657 JP	UBS.T

Security identification codes

ISIN		CH0024899483

Valoren		2.489.948

Cusip		CINS H89231 33 8

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Language: English | SAP-No. 80834E-0603

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE
     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 333-52832; 333-52832-01 to -03; 333-46216; 333-46216-01 and -02; 333-46930; 333-64844; 333-62448; and 333-62448-01 to -04; 333-132747; and 333-132747-01 to -10) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; and 333-127184) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter Wuffli
	Name:	Peter Wuffli
	Title:	Group Chief Executive Officer

By:	/s/ Clive Standish
	Name:	Clive Standish
	Title:	Group Chief Financial Officer

Date: August 15, 2006